December 29, 1995

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

                              RE:  Madison Opportunity Fund, Inc.

Gentlemen:

     I am pleased to file the Notification of Registration and initial registration statement for the Madison Opportunity Fund, Inc., and open-ended diversified management investment company. It is our request that the effective date registration for this fund be January 1, 1996 pursuant to Section 8 paragraph b of the Investment Company Act of 1940.

FORM N-8A:     Notification of Registration filed pursuant to Section 8(a) of
----------

the Investment Company Act of 1940.

FORM N-1A:     Registration Statement under the Investment Company Act of 1940.
----------


FILING FEES:   In order to file the Registration Statement under the Investment
------------

Company Act of 1940, funds in the amount of $1,000 have been paid via Fedwire.

     If there is any difficulty in completing this filing under the Investment Company Act of 1940, please telephone the undersigned at 800/767-0300. We would appreciate receiving a receipt for the enclosed fees and an acknowledgement of the receipt of the enclosed registration documents.

                              Sincerely,




                              Katherine L. Frank
                              Vice president

KLF:baf


                        SECURITIES AND EXCHANGE COMMISSION
                                  Washington D.C.

                                     Form N-8A

                           NOTIFICATION OF REGISTRATION
                       FILED PURSUANT TO SECTION 8(a) OF THE
                          INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                    MADISON OPPORTUNITY FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code)

                    6411 MINERAL POINT ROAD
                    MADISON, WI  53705
Telephone Number:        (608) 273-2020

Name and Address of agent for service of process:

                    JAY R. SEKELSKY
                    6411 MINERAL POINT ROAD
                    MADISON, WI  53705

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:



                         X      YES                 NO
                          ----               -----


     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Madison and State of Wisconsin on the 29th day of December, 1995.


                         MADISON OPPORTUNITY FUND, INC.
ATTEST:                  (Name of Registrant)



                              By:
-------------------------        ----------------------
Katherine L. Frank                 Jay R. Sekelsky, President
Vice President                     and a Director


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-1A



REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                            Madison Opportunity Fund, Inc.
                     -------------------------------------

                  (Exact Name of Registrant as Specified in Charter)

                   6411 Mineral Point Rd.  Madison, WI        53705
            -----------------------------------------------   -----

            (Address of Principal Executive Offices)        (Zip Code)


Registrant's Telephone Number, including Area Code  (608) 273-2020
                                                   ---------------



            Jay R. Sekelsky, 6411 Mineral Point Rd.  Madison, WI  53705
         --------------------------------------------------------------

                     (Name and Address of Agent or Service)



Copy to :  John Rashke, Esq.
           Ross & Stevens, S.C.
           8000 Excelsior Drive  Suite 401
           Madison, Wisconsin  53717-1914



It is proposed that this filing will become effective

  x   on January 1, 1996 pursuant to paragraph (b) of Section 8.
---





                          MADISON OPPORTUNITY FUND, INC.


                                     Form N-1A

                               Cross Reference Sheet


--------------------------------------------------------------------------------

Form N-1A
Item No.                                     Prospectus Heading
---------------                              ------------------------

     PART A:

  1. Cover Page...........................   Not Applicable

  2. Synopsis.............................   Not Applicable
  3. Condensed Financial
          Information.....................   Not Applicable

  4. General Description of
     Registrant...........................   Introduction to the Fund
                                             Investment Objectives and Policies;
                                             Description of Fund Shares

  5. Management of the Fund...............   Management of the Fund

 5A.  Management's Discussion of Fund Perf.  Not Applicable

  6. Capital Stock and Other Securities...   Description of Fund Shares

  7. Purchase of Securities Being Offered.   Purchase of Shares

  8. Redemption or Repurchase.............   Redemption of Shares

  9. Pending Legal Proceedings............   None

     PART B:

 10. Cover Page...........................   Cover Page

 11. Table of Contents....................   Table of Contents

 12. General Information and History......   General Information and
     History

 13. Investment Objectives and Policies...   Investment Objectives and
     Policies; Investment                    Selection and Limitations

 14. Management of the Fund...............   Management of the Fund

 15. Control Persons and Principal Holders
          of Securities...................   Principal Shareholders

 16. Investment Advisory and Other
          Services........................   Investment Advisory and
     Other Services

 17. Brokerage Allocation and Other
          Practices.......................   Brokerage

 18. Capital Stock and Other Securities...   Description of Fund Shares

 19. Purchase, Redemption and Pricing of
        Securities Being Offered..........   Purchase and Redemption of
                                             Common Stock; Transfer of Common
                                             Stock; Determination of Net Asset
                                             Value

 20. Tax Status...........................   Tax Status

 21. Underwriters.........................   Purchase and Redemption of
                                             Common Stock

 22. Calculations of Yield Quotations.....   Not Applicable

 23. Financial Statements.................   Financial Statements



                                  PART A



MADISON OPPORTUNITY FUND, INC.
PROSPECTUS - JANUARY 1, 1996


INTRODUCTION TO THE FUND

     Madison Opportunity Fund, Inc. (the `Fund'') is a no-load diversified open-end investment company. As an open-end company, the Fund continuously offers its shares to investors and stands ready to redeem shares at the current net asset value per share. The Fund is managed by Madison Investment Advisors, Inc., of Madison, Wisconsin. Shares purchased are not subject to a sales charge.

INVESTMENT OBJECTIVES AND POLICIES

     The investment objective of the Fund is long-term growth of capital. Production of current income is incidental. The Fund's management believes that capital growth can best be achieved through investing in common stocks of companies that have the potential to produce above average earnings growth. A significant portion of the Fund's assets may be invested in securities of companies with relatively medium- or small-sized equity market capitalization. The Fund may also invest in established companies whose earnings growth is expected to accelerate. Not more than 5% of the total net assets, at time of purchase, will be invested in the securities of any one issuer (not including U.S. Government securities). Also, not more than 25% of the Fund's total net assets will be concentrated in any one industry or group of related industries.
     Under normal market conditions, the Fund strives to be fully invested in common stocks. However, in order to reduce the downside risk of market declines, the Fund will be permitted to raise cash, invest in puts and calls, and/or enter into futures and options contracts to a limited extent. The Fund may also invest in investment-grade corporate debt obligations and U.S. Government and Agency securities for temporary defensive purposes.
     The value of the Fund's shares will fluctuate because the value of the securities in which it invests fluctuates. The Fund may purchase common stock of medium- and small-sized companies, the value of which may fluctuate more than the general stock market. The Fund is suitable for the more sophisticated investor who understands and accepts the risks associated with an aggressive investment style. There is, of course, no assurance that the Fund will be successful in meeting its objective.


INVESTMENT SELECTION AND LIMITATIONS

     The purpose of the Fund is to make available to investors an investment program under continuous supervision of experienced investment management. By purchasing shares of the Fund, investors obtain in a single investment an interest in a diversified investment portfolio drawn from the fastest growing section of American industries. It should be recognized that such diversification does not eliminate the risk involved in all securities investments. The Fund will employ aggressive invesment strategies that have the potential to produce higher returns while increasing the overall volatility. Accordingly, the Fund is suitable for the more sophisticated investor who understands and accepts the risks associated with an aggressive investment style. The Fund is not designed for investors seeking short-term profits. Through ownership of shares of the Fund, as contrasted with ownership of a number of individual securities, investors are relieved of many details in the management of their investments while their bookkeeping and income tax records are greatly simplified. Ownership of shares in the Fund does not constitute a complete financial program.

     EQUITY SECURITIES.   In order to achieve its investment objective, the Fund
will strive to be fully invested most of the time. The Fund will invest primarily in common stocks, although the Fund may also purchase convertible bonds and convertible preferred stocks. A significant portion of the Fund's assets may be invested in securities of companies with relatively medium- or small- sized market capitalization. Small or unseasoned companies often have some speculative risk characteristics. Dividend income paid by such securities, if any, will ordinarily be negligable.
     The Fund's Advisor follows a stock selection process that (1) screens the universe of common stocks for companies possessing above average quality, growth and profitability characteristics (such as earnings and revenue growth, return of equity and balance sheet quality), then (2) examines each company's fundamental economic outlook and industry position, and (3) reviews stocks' recent trading history including momentum and price strength relative to the general market.
     The Fund may also utilize convertible bonds and convertible preferred stocks. Securities convertible into common stocks have equity characteristics. Convertible bonds are convertible into a specific number of shares of the common stock of the issuer either at any time or usually at a specific future date at a determined price per share of common stock. The Fund anticipates that convertible securities will represent less than 25% of the Fund's portfolio. The risks involved in investing in convertible securities are similar to the risks of investing in the underlying common stock. There can be no assurance that the Fund's shareholders can be protected from the risk of loss inherent in common stock investing.

     FIXED INCOME SECURITIES. Although the Fund invests primarily in equity securities, it may, for defensive purposes, invest in corporate debt securities and U.S. Government and Agency bonds. Eligible corporate debt securities must be accorded one of the four highest quality ratings by Standard & Poor's or Moody's or, if unrated, judged by the Advisor to be a comparable quality. Bonds rated A, AA, or AAA by Standard & Poor's indicate strong to high capacity of the company to pay interest and repay principal. However, the fourth highest rating, BBB, indicates adequate capacity to pay interest and repay principal but suggests that adverse economic conditions may weaken the company's ability to meet these obligations, thus is more speculative and reflects a higher level of risk. The Fund may also invest in direct obligations of the United States government, its agencies and instrumentalities. Mere investment in government or corporate bonds provides no assurance that the Fund's shareholders can be protected from certain risks in bond investing including increasing price fluctuation as bond maturities become longer.

     OPTIONS AND FUTURES CONTRACTS. The Fund may attempt to reduce the overall risk of its investments by using options and futures contracts. The decision to invest in these instruments will be based on market conditions, regulatory limits and tax considerations.
     There can be no assurance that engaging in options,futures, or any other defensive strategy will be successful. While defensive strategies are designed to protect the Fund from potential declines, if the advisor misgauges market values or other economic factors, the Fund may be worse off than had it not employed the defensive strategy. While defensive strategies can reduce the risk of loss, they can also reduce the opportunity for gain since they offset favorable price movements. The use of defensive strategies may result in a disadvantage to the Fund if the Fund is not able to purchase or sell a portfolio holding at an optimal time due to the need to cover its position or due to the inability of the Fund to liquidate its postion because of its relative illiquidity.

     LIMITATIONS. The Fund has adopted other investment limitations, which like its investment objectives and the fundamental policies mentioned above, may not be changed without the approval of a majority of its shareholders. These limitations generally prohibit (1) investing more than 5% of total net assets in the securities of any one issuer (except U.S. Government and Agency Securities),
(2) investing more than 25% of total net assets in any one industry, (3) borrowing money except in amounts up to 5% of its assets only for temporary extraordinary purposes, (4) purchasing real estate, (5) investing in oil, gas or mineral exploration programs, (6) the pledge, mortgage or hypothecation of its assets, except for temporary or emergency purposes and then to an extent not greater than 10% of its assets at current value, and (7) more than 10% of total net assets invested in repurchase agreements with maturities of greater than seven days or in other illiquid securities. A complete list of all investment restrictions is found in the Fund's Statement of Additional Information.

     BROKERAGE PRACTICES. In valuing brokerage services, the Advisor makes a judgement of the usefulness of research and other information provided to the Advisor in managing the Fund's investment portfolio. In some cases, the information relates to a specific transaction placed with the broker, but for the greater part, the research consists of a wide variety of investment strategy, economic, financial and political information, useful to the Advisor in advising the Fund and its other clients.
     It is the policy of the Advisor to seek the best possible security price available with respect to each transaction at the best available commission rate. In selecting brokers, the Advisor considers the broker's reliability, the quality of its execution services and its financial strength. However, the Advisor also takes into account the value of research information received for use in advising the Fund. It is understood by the Fund that other clients of the advisor might also benefit from the information obtained. Where the Funds and one or more clients of the Advisor are simultaneously engaged in the purchase or sale of the same security, the transactions may be averaged as to price and allocated equitably. In most cases, it is believed that coordination and the ability to participate in volume transactions will be to the benefit of the Fund.

MANAGEMENT OF THE FUND

     Under an investment advisory agreement with the Fund, Madison Investment Advisors, Inc., 6411 Mineral Point Road, Madison, Wisconsin, furnishes continuous investment service and management to the Fund. Madison Investment Advisors, Inc., a licensed investment advisory firm since 1974, provides professional portfolio management services to a number of other clients besides the Fund and has approximately $2.3 billion under management. The Advisor manages Bascom Hill BALANCED Fund, Inc., another investment company with total assets of $10.8 million on December 1, 1995, Bascom Hill Investors, Inc. with total assets of $12.3 million on December 1, 1995 and Madison Bond Fund, Inc. with total net assets of $5.8 million on December 1, 1995. Subject to the authority of the Board of Directors, Madison Investment Advisors, Inc. is responsible for the overall management of the Fund's business affairs besides primary responsibility for the investment decisions affecting the Fund's portfolio. All investment decisions for the Fund are made by the Investment Policy Committee. The Advisor will receive an annual fee, paid quarterly, of .75 of 1% of the average daily net assets of the Fund beginning on July 1, 1996. No advisory fees will be charged prior to that time.

DESCRIPTION OF COMMON STOCK

     The Fund has an authorized capital of 500,000 shares of common stock, $.01 par value. All shares are of the same class with equal rights and privileges. Each share is entitled to one vote and participates equally in dividends and distributions declared by the Fund, and on liquidation, in its net assets remaining after satisfaction of outstanding liabilities. Fractional shares enjoy the same rights as do full shares.

PURCHASE INFORMATION

     As set by the Board of Directors, the minimum initial purchase in the Fund is $1,000 and any subsequent purchases must be a minimum of $100 except through dividend or capital gain reinvestment. The shares will not be offered to the public at this time.

REDEMPTION OF SHARES

     At any time, a shareholder may require the Fund to redeem his/her shares in whole or in part. Shares may be redeemed by mailing a signed written request for redemption addressed to Madison Opportunity Fund, Inc., c/o Firstar Trust Company, P.O. Box 701, Milwaukee, Wisconsin 53201-0701. The written request must be signed exactly as the account is registered. The redemption price is the net asset value next computed after the time of receipt by the Firstar Trust Company of the certificates and/or written request. Payment for shares redeemed will be made within seven days after redemption and redemption will be paid in cash only. There is no redemption charge.

INCOME DIVIDENDS, CAPITAL GAIN
DISTRIBUTIONS, AND TAXES

     The Fund distributes to its shareholders substantially all of its net income and realized capital gain. As a result, the Fund does not pay income tax. It is the Fund's intention to continue this practice. The income dividends are generally paid twice a year in July and December, while the long-term capital gains distribution, if any, is paid in December.
     Capital gain distributions will be taxable to shareholders as long-term gains, regardless of the length of time shares of the Fund have been held. Currently, the maximum long-term capital gains tax rate is 28%.
     The federal tax treatment of the income dividends or capital gain distributions will be the same whether made in cash or reinvested in additional shares of the Fund.

REINVESTMENT PLAN FOR DISTRIBUTIONS

     Shareholders may elect to receive either or both the income dividends and capital gain distributions in cash. The election to receive cash is made on the shareholder application form. If the election to receive cash is not made, all income dividends and capital gain distributions will be reinvested in additional shares of the Fund. Shareholders may change their participation in the reinvestment plan by notifying the Fund in writing. Written notification of a change must be received prior to the record date of a distribution to be effective for that distribution.

SHAREHOLDER INQUIRIES & REPORTS

     Shareholders who wish information concerning the Fund's investments and daily net asset value per share may contact Madison Opportunity Fund, Inc., 6411 Mineral Point Road, Madison, Wisconsin 53705, or phone (608) 273-2020 or (800) 767-0300.
     Share applications, redemption letters, inquiries, or notifications concerning a shareholder's account should be directed to the Fund's transfer agent at Madison Opportunity Fund, Inc., c/o Firstar Trust Company, P.O. Box 701, Milwaukee, Wisconsin 53201-0701, or phone (414) 765-4124.
     Shareholders receive quarterly reports on the Fund. These reports usually contain information on the Fund's net assets along with management's discussion of the current investment outlook and strategy. Shareholders are notified of any dividend and capital gain distributions as well as yearly tax information regarding their distributions.



     No person has been authorized to give any information or to make any representations not contained in the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund. This Prospectus does not constitute an offering by the Fund in any jurisdiction in which such offering may not lawfully be made.


                                     PART B


                          MADISON OPPORTUNITY FUND, INC.

                             6411 Mineral Point Road
                            Madison, Wisconsin  53705
                                  (608) 273-2020
                                  (800) 767-0300



                       STATEMENT OF ADDITIONAL INFORMATION
                                 January 1, 1996







     Investors should read the Prospectus, dated January 1, 1996 in conjunction with the Statement of Additional Information. Investors may obtain a Prospectus, without charge, from the Fund's office as listed above.







                                TABLE OF CONTENTS
                                -----------------



                                                                  Page
                                                                  ----

  General Information and History . . . . . . . . . . . . . . . .  1
  Investment Objectives and Policies. . . . . . . . . . . . . . .  1
  Investment Restrictions . . . . . . . . . . . . . . . . . . . .  2
  Principal Shareholders. . . . . . . . . . . . . . . . . . . . .  3
  Description of Fund Shares. . . . . . . . . . . . . . . . . . .  3
  Management of the Fund. . . . . . . . . . . . . . . . . . . . .  4
  Investment Advisory and Other Services. . . . . . . . . . . . .  5
  Brokerage . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
  Purchase and Redemption of Fund Shares. . . . . . . . . . . . .  6
  Determination of Net Asset Value. . . . . . . . . . . . . . . .  7
  Tax Status. . . . . . . . . . . . . . . . . . . . . . . . . . .  7
  Financial Statements. . . . . . . . . . . . . . . . . . . . . .  8






                           GENERAL INFORMATION AND HISTORY
                           -------------------------------


     Madison Opportunity Fund, Inc. (the "Fund") was incorporated in Madison, Wisconsin as an investment company on December 27, 1995 and began its limited private offering of shares on January 1, 1996. The Fund's sponsor, investment advisor and distributor of its shares is Madison Investment Advisors, Inc. of Madison, Wisconsin. The Fund is designed to provide investors with a diversified, professionally managed portfolio.

                         INVESTMENT OBJECTIVES AND POLICIES
                         ----------------------------------


     This information supplements the discussion of the Fund's investment objectives and policies as discussed in the Prospectus. As highlighted in the Prospectus, the Fund's objective is long-term growth of capital. Production of current income is incidental. These objectives are matters of fundamental policy and cannot be changed without the approval of a majority of shareholders.
     The Fund's management believes that capital growth can best be achieved through investing in common stocks of companies that have the potential to produce above average earnings growth. A significant portion of the Fund's assets may be invested in securities of companies with relatively medium- or small-sized market capitalization. The Fund may also invest in established companies whose earnings growth is expected to accelerate. Not more than 5% of the total net assets, at time of purchase, will be invested in the securities of any one issuer (not including U.S. Government securities). Also, not more than 25% of the Fund's total net assets will be concentrated in any one industry or group of related industries.

     Under normal market conditions, the Fund strives to be fully invested. However, in order to reduce the downside risk of market declines, the Fund will be permitted to raise cash, invest in puts and calls, and/or enter into futures and options contracts to a limited extent. The Fund may also invest in investment-grade corporate debt obligations and U.S. Government and Agency securities for temporary defensive purposes.

     The value of the Fund's shares will fluctuate because the value of the securities in which it invests fluctuates. The Fund may purchase common stock of medium- and small-sized companies, the value of which may fluctuate more than the general stock market. The Fund is suitable for the more sophisticated investor who understands and accepts the risks associated with an aggressive investment style. There is, of course, no assurance that the Fund will be successful in meeting its objective.

     The Fund may hold repurchase agreements which are fully collateralized by a U.S. government security. Repurchase agreements may be entered into with a member bank of the Federal Reserve System or primary dealer in U.S. government securities under which the bank or dealer agrees to repurchase the security from the Fund at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such periods. While the underlying obligation is a U.S. government security, the obligation of the seller to repurchase the security is not guaranteed by the U.S. government and there is the risk that the seller may fail to repurchase the security.
 Such agreements usually cover short periods, such as under one week. In general, the Fund will usually purchase overnight repurchase agreements which mature the following day. Not more than 10% of total net assets will be invested in repurchase agreements and other illiquid securities with maturities of greater than seven days. The Fund may require the seller to provide additional collateral if the market value of the securities falls below the repurchase price at any time during the term of the repurchase agreement. In the event of default by the seller under a repurchase agreement, the underlying securities are not owned by the Fund but only constitute collateral for the seller's obligation to pay the repurchase price. Therefore, the Fund may suffer time delays and incur costs or losses in connection with the disposition of the collateral.

     The Fund may attempt to reduce the overall risk of its investments by using options and futures contracts. The decision to invest in these instruments will be based on market conditions, regulatory limits and tax considerations.

     There can be no assurance that engaging in options,futures, or any other defensive strategy will be successful. While defensive strategies are designed to protect the Fund from potential declines, if the advisor misgauges market values or other economic factors, the Fund may be worse off than had it not employed the defensive strategy. While defensive strategies can reduce the risk of loss, they can also reduce the opportunity for gain since they offset favorable price movements. The use of defensive strategies may result in a disadvantage to the Fund if the Fund is not able to purchase or sell a portfolio holding at an optimal time due to the need to cover its position or due to the inability of the Fund to liquidate its postion because of its relative illiquidity.


                               INVESTMENT RESTRICTIONS
                               -----------------------


     The Fund has adopted the following restrictions which are matters of fundamental policy and cannot be changed without the approval of the holders of the majority of its outstanding shares:

    1. The Fund will not purchase securities on margin, participate in a joint trading account, sell securities short, or act as an underwriter or distributor of securities. The Fund will be acting as an underwriter when it purchases or sells its own securities.

     2. The Fund will not purchase or sell real estate or interest in real estate, commodities or commodity futures.

     3. The Fund may make temporary bank borrowings (not in excess of 5% of the lower of cost or market value of the Fund's total assets) for emergency or extraordinary purposes, and not for the purchase of investment securities.

     4. The Fund may not pledge, mortgage or hypothecate its assets, except for temporary or emergency purposes and then to an extent not greater than 10% of its assets at current value.

     5.   Securities of other investment companies will not be purchased.

    6. Investments will not be made for the purpose of exercising control or management of any company. The Fund will not purchase securities of any issuer if, as a result of such purchase, the Fund would hold more than 10% of the voting securities of such issuer or more than 10% of all or any class of securities of such issuer.
     7. Not more than 5% of the total net assets will be invested in the securities of any one issuer (not including United States government securities.)

     8. Not more than 25% of the Fund's total net assets will be concentrated in companies of any one industry or group of related industries.

     9. The Fund will not acquire or retain any security issued by a company, an officer or director of which is an officer or director of the Fund or officer, director, shareholder or interested person of its investment advisor.

     10. The Fund will not acquire or retain any security issued by a company if one or more directors, shareholders or affiliated persons of its investment advisor beneficially own more than one-half of one percent (0.5%) of such company's securities, and all of the foregoing persons owning more than one-half of one percent (0.5%) together own more than 5% of such security.

     11. The Fund will not purchase securities of companies which, together with predecessors, have a record of less than two years continuous operation.

     12. The Fund will not invest in oil, gas or other mineral exploration leases, or development programs, provided, however, this shall not prohibit the Fund from purchasing publicly traded securities or companies engaging, in whole or in part in such activities.

     13. The Fund will not purchase securities from or sell securities to any of its officers or directors, except with respect to its own shares.

     14.  The Fund will not invest in restricted securities.

     15. The Fund will not make loans to any person (except that the Fund may, in fulfillment of its policies and objectives, purchase a portion of an issue of publicly distributed bonds, debentures or other debt securities including commercial paper, bank certificates of deposit, repurchase agreements or U.S. Treasury securities).

     16.  The Fund will not purchase or issue any warrants.

     17. All percentage limitations apply to the market value on the date of investment by the Fund.

     18. Not more than 10% of total net assets will be invested in repurchase agreements with maturities of greater than seven days or in other illiquid securities.

     19. Not more than 20% of total net assets may be invested in foreign equity securities, including shares of foreign companies traded as American Depository Receipts (known as "ADRs"). The Fund will not effect transactions in foreign securities markets.

     Securities are not purchased with a view to rapid turnover, although it is expected short-term capital gains may be realized from time to time from the sale of assets held less than one year. Securities are purchased which are believed to have potential for capital appreciation. Securities will be sold if the Fund's management believes that such potential has been reached, is no longer feasible, or if the risk of a decline in the market price is too great.

                               PRINCIPAL SHAREHOLDERS

     On the date of its initial private offering, the Fund's principal shareholders include officers and directors of the Fund and its Advisor, and the Advisor itself. As of that date, 50% of the Fund's initial capitalization was owned by Madison Investment Advisors, Inc.; 25% by Frank E. Burgess, President of the advisor; 12.5% by Michael J. Schlageter, Vice President of the advisor; and 12.5% by John F. McClure, Vice President of the advisor.

                             DESCRIPTION OF FUND SHARES

     The Fund was incorporated in Wisconsin on December 27, 1995. The Fund has authorized common stock of 500,000 shares, $0.01 par value per share. All shares are of the same class with equal rights and privileges. Each share has one vote and participates equally in dividends and distributions declared by the Fund, and on liquidation, in its net assets remaining after satisfaction of outstanding liabilities. Madison Investment Advisors, Inc. and its principal officers have provided the initial capitalization for the Fund and have received all the original issue of Fund shares.

                               MANAGEMENT OF THE FUND

                                    Position(s) held   Principal occupations
  Name and Address                  with the fund      during the past 5 years
  ----------------                  ---------------    -----------------------

  Chris Berberet                    Vice President,    Vice President of
  6411 Mineral Point Road           Treasurer          Madison Investment
  Madison, WI  53705                                   Advisors, Inc.
                                                       Prior to joining
                                                       Advisor, he was
                                                       associated with ELCA
                                                       Board of Pensions in
                                                       Minneapolis, MN.

  Frank E. Burgess*                 Vice President,    President and Director
  6411 Mineral Point                Director           of Madison Investment
  Madison, WI  53705                                   Advisors, Inc.  He is
                                                       a member of the State
                                                       Bar of Wisconsin and
                                                       Dane County Bar
                                                       Association.

  Katherine L. Frank                Vice President     Vice President of
  6411 Mineral Point                Secretary          Madison Investment
  Madison, WI  53705                                   Advisors, Inc.
                                                       since 1986.


  Jay R. Sekelsky*                  President,         Vice President of
  6411 Mineral Point Road           Director           Madison Investment
  Madison, WI  53705                                   Investment Advisors,
                                                       Inc. He holds an M.B.A.
                                                       from the University of
                                                       Wisconsin.

  Jacqueline Stoppleworth           Asst. Secretary    Controller of Madison
  6411 Mineral Point                                   Investment Advisors,
  Madison, WI  53705                                   Inc.

  James R. Imhoff Jr.               Director           President of First
  429 Gammon Place                                     Realty Group, Inc. of
  Madison, WI  53719                                   Madison, WI


  Lorence D. Wheeler                Director           President of Credit
  P.O. Box 431                                         Union Benefits
  Madison, WI  53701                                   Services, Inc.


     To date, the Fund has not paid any directors' fees to those Directors who are considered disinterested persons as defined by the Investment Company Act of 1940.

     * Director of the Fund: Is an "interested person" in the Fund and in the Advisor, as defined by the Investment Company Act of 1940.

                       INVESTMENT ADVISORY AND OTHER SERVICES

     Under an investment advisory agreement with the Fund, Madison Investment Advisors, Inc., 6411 Mineral Point Road., Madison, Wisconsin, furnishes continuous investment service and management to the Fund, for which it receives an annual fee, paid quarterly, based on the average net asset value of the Fund, as determined by valuations made at the close of each business day. The annual fee is .75 of 1% of total net assets of the Fund beginning July 1, 1996. No advisory fees will be charged prior to that time. The fee is higher than most other funds. Personnel of the Advisor are primarily responsible for investment decisions affecting the Fund's portfolio.

     Under the investment advisory agreement, the Advisor, at its own expense and without reimbursement from the Fund, furnishes office space, office facilities, equipment, executive officers and executive expenses of the Fund. The Advisor will also pay all expenses related to the cost of preparing and printing its registration statements required under the Investment Company Act of 1940, and the expense of registering its shares with the Securities and Exchange Commission. The Fund will pay all operating expenses including but not limited to the cost of prospectuses for existing shareholders, reports to shareholders, taxes, and legal expenses. Also included are fees to Directors who are not interested persons of the Advisor or officers or employees of the Fund, salaries of administrative and clerical personnel, auditing and accounting services, fees and expenses of any custodian, printing and mailing expenses, postage, and charges and expenses of dividend disbursing agents, registrars and stock transfer agents, including the cost of keeping all necessary shareholder records and accounts and handling.
     The Advisor has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including the investment advisory fee but excluding interest, taxes, and brokerage commissions, exceeds 2% of average daily net assets. The Advisor shall, on an annual basis, reimburse the Fund for all expenses in excess of these amounts.

     The agreement with the Advisor is not assignable and may be terminated by either party, without penalty, on sixty days' notice. Otherwise, the agreement continues in effect as long as it is approved annually by (a) the Board of Directors or by a vote of a majority of the outstanding shares of the Fund, and (b) in either case, by the affirmative vote of a majority of directors, who are not parties to the agreement or "interested persons" of the Advisor, as defined in the Investment Company Act of 1940, as amended, cast in person at a meeting called for the purpose of voting for such approval.

     The Advisor may act as an investment advisor to other persons, firms or corporations, including investment companies. Madison Investment Advisors, Inc., is a registered investment advisor and has numerous advisory clients of its own, including Bascom Hill BALANCED Fund, Inc., Bascom Hill Investors, Inc., and Madison Bond Fund, Inc. all registered investment companies. The Advisor was founded in 1973 and has never been controlled by or affiliated with any other business entity or person.

     Jay R. Sekelsky, President and a Director of the Fund is also Vice President of the Advisor. Frank E. Burgess, Vice President and a Director of the Fund, is also President and Director of the Advisor. Chris Berberet, Vice President and Treasurer of the Fund, is Vice President of the Advisor. Katherine Frank, Vice President and Secretary of the Fund is Vice President of the Advisor. Jacqueline Stoppleworth is Assistant Secretary of the Fund and Controller of the Advisor. Mr. Burgess owns a majority of the controlling interest in the Advisor. All investment decisions are made by the Investment Policy Committee.

     The Advisor relies upon information supplied by the analytical staffs of major brokerage firms as well as other publications and research services. A discussion of how the Advisor allocates investment opportunities among clients, how the Advisor decides which client should purchase certain securities and how portfolio transactions are allocated among brokers is found under "BROKERAGE" below.

     Williams, Young and Associates, P.O. Box 8700, Madison, Wisconsin, 53708 is the Fund's independent public accountant.

     The custodian for the Fund's assets is the Firstar Trust Company, P.O. Box 701, Milwaukee, Wisconsin, 53201-0701. The Firstar Trust Company also serves as the transfer agent for the Fund.

                                      BROKERAGE

     Portfolio brokerage transactions of the Fund are placed with those securities brokers which the Advisor believes will provide the best value in brokerage and research services for the Fund, either in a particular transaction or over a period of time. Although some transactions involve only brokerage services, many involve research services as well.
     In valuing brokerage services, the Advisor makes a judgment of the usefulness of research and other information provided by a broker to the Advisor in managing the Fund's investment portfolio. In some cases, the information, e.g. data or recommendations concerning particular securities, relates to the specific transaction placed with the broker, but, for the greater part, the research consists of a wide variety of information concerning companies, industries, investment strategy and economic, financial and political conditions and prospects, useful to the Advisor in advising the Fund and other clients of the Advisor.

     In compensating brokers for their services, the Advisor takes into account the value of the information received for use in advising the Fund. It is understood by the Fund that other clients of the advisor might also benefit from the information obtained. Where the Fund and one or more clients of the Advisor are simultaneously engaged in the purchase or sale of the same security, the transactions will, to the extent possible, be averaged as to price and allocated equitably. In most cases, it is believed that coordination and the ability to participate in volume transactions will be to the benefit of the Fund.

     When feasible and practical, over-the-counter purchases and sales are transacted directly with principal market makers. Principal market makers are not paid a direct commission. They receive in payment the difference between the bid and asked prices for a particular security.


                         PURCHASE AND REDEMPTION OF FUND SHARES

       The Board of Directors of the Fund is authorized from time to time to fix upper and lower limits on the number of shares which may be purchased. Pursuant to this authority, the Board of Directors has established $1,000 as the minimum initial purchase and $100 as the minimum for any subsequent purchase, except through dividend or capital gain reinvestment. Purchase of Fund shares will be made in full and fractional shares, computed to three decimal places, unless the investor specifies full shares only. Shares will not be offered to the public at this time.

     A shareholder may require the Fund at any time to redeem his or her shares in whole or in part. Redemption is accomplished by delivering to the Fund, c/o The Firstar Trust Company, P.O. Box 701, Milwaukee, Wisconsin, 53201-0701, a signed written request for redemption. The written redemption request must be signed exactly as the shares are registered. The redemption price is the net asset value next computed after receipt of written request in the proper form set out above.

     All redemptions will be processed immediately upon receipt and the fund will return redemption requests that contain restrictions as to the time or date redemptions are to be affected. The redemption price will depend on the market value of the investments in the Fund's portfolio at the time of redemption, (see "DETERMINATION OF NET ASSET VALUE") and may be more or less than the cost of shares redeemed. Payments for shares redeemed will be made within seven days after redemption and redemption will be made in cash only.

     The right of redemption may be suspended for any period during which the New York Stock Exchange is closed other than customary and weekend and holiday closings, and may be suspended for any period during which trading on the Exchange is restricted as determined that an emergency exists and, therefore, it is not reasonably practical for the Fund to dispose of its securities nor to fairly determine the value of its net assets.


                          DETERMINATION OF NET ASSET VALUE

     The net asset value of a share of common stock is determined by dividing the net asset value of the Fund by the total number of full and fractional shares outstanding at that time. The net assets of the Fund are determined by deducting the liabilities of the Fund from the total asset value. The net asset value is determined as of the close of trading on the New York Stock Exchange exclusive of federal holidays.

     Securities traded on a stock exchange will ordinarily be valued on the basis of the last sale price on the date of valuation, or in the absence of any sale on that day, the closing bid price. Securities not listed on an exchange or securities in which there were no transactions are valued at the most recent reported bid prices. Any securities for which market quotations are not readily available are valued at fair value as is determined in good faith by the Board of Directors. Short-term securities with over 60 days to maturity are valued at market value; those under 60 days to maturity are valued at amortized cost. Odd lot differentials and brokerage commissions will be excluded in calculating value. All assets other than securities will be valued at their then current fair value as determined in good faith by the Board of Directors.


                                     TAX STATUS

     During the current taxable year and in future years, the Fund intends to qualify under the provisions of Sections 851-855 of the Internal Revenue Code (Subchapter M) applicable to investment companies.

     Upon qualifying under the federal tax laws related to investment companies, the Fund will not be subject to federal taxes on income or capital gains distributed to the shareholders. Distributions designated as "capital gains distributions" (meaning the excess of net long-term capital gains over net short-term capital losses) will be taxable to shareholders as long-term gains, regardless of the length of time shares of the Fund have been held. Currently, the maximum long-term capital gains tax rate is 28%. Distributions of the excess of net short-term gains over the net long-term capital losses and income dividend distributions are made in cash or reinvested in additional shares of the Fund.

     If the Fund does not qualify for preferential tax treatment in any fiscal year, it will be taxed as an ordinary corporation. The net asset value per share may be adversely affected as a result.

     Since at the time of purchase of Fund shares the Fund may have undistributed income or capital gains, distributions received shortly after such purchase by a shareholder may be taxable to the shareholder, although it is, in whole or in part, a return of capital and may have the effect of reducing the net asset value per share.

     Distributions from net investment income are taxable as ordinary income to shareholders. Distributions may be subject to state income tax in states having such a tax. It is recommended that investors consult with their personal tax advisor in evaluating their individual tax situation.

     Under the Interest and Dividend Tax Compliance Act of 1983, effective January 1, 1984, the Fund is required to deduct and withhold income tax from a distribution payment at a 20 percent rate if:

     (1) The shareholder fails to furnish his/her taxpayer identification number to the Fund;
     (2) The IRS notifies the Fund that the taxpayer identification number furnished by the shareholder is incorrect;
     (3) The IRS notifies the Fund that backup withholding should be commenced because the shareholder has failed to properly report interest or dividend income; or
     (4) When required to do so, the shareholder fails to certify, under penalties of perjury, that he/she is not subject to backup withholdings.

     Currently, capital gains are taxable at ordinary income rates. Each investor should consult with his or her tax advisor regarding the income tax treatment of income and capital gain distributions and expense deductions from the Fund in future years.



                         MADISON OPPORTUNITY FUND, INC.
                         (A Development Stage Company)
                               Madison, Wisconsin

                            STATEMENT OF NET ASSETS
                               December 27, 1995


ASSETS
     Cash                                              $400,000


LIABILITIES                                                 -0-
                                                       --------


NET ASSETS                                             $400,000
                                                       --------


Net Asset Value and Redemption Price per share
($.01 par value; 500,000 shares authorized,
$400,000/20,000 shares outstanding)                    $  20.00
                                                       --------







         The accompanying notes are an integral part of this statement.






                         MADISON OPPORTUNITY FUND, INC.
                         (A Development Stage Company)
                               Madison, Wisconsin


                          NOTES TO FINANCIAL STATEMENT
                               December 27, 1995

NOTE 1  -  INCORPORATION

The Fund was incorporated on December 27, 1995 and has had no operations to date other than those relating to organizational matters and the sale of 20,000 shares of its Common Stock at $20.00 per share on December 22, 1995 to its original shareholders. See `Persons Controlled by or under Common Control with Registrant''set forth elsewhere in the Statement of Other Information. Madison Investment Advisors, Inc. is the Fund's distributor and investment advisor.



NOTE 2  -  CONTINGENT ORGANIZATIONAL EXPENSES

Organizational expenses are being paid for by the investment advisor.



NOTE 3  -  AGREEMENTS

The Investment Advisory Agreement is described elsewhere in this Prospectus.





                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Madison Opportunity Fund, Inc.

We have audited the accompanying statement of net assets of Madison Opportunity Fund, Inc. (a Development State Company) as of December 27, 1995. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above present fairly, in all material respects, the net assets of Madison Opportunity Fund, Inc. at December 27, 1995, in conformity with generally accepted accounting principles.

WILLIAMS, YOUNG & ASSOCIATES, LLC


Madison, Wisconsin
December 27, 1995




PART C:     OTHER INFORMATION

Form N-1A
Item No.
--------


  24.       Financial Statements and Exhibits
            ---------------------------------


            (a)  Financial Statements Included in Part B:

                 (1)     Statement of Net Assets
                 (2)     Report of Independent Public Accountants


            (b)  Exhibits:

            EXHIBIT
              NO.             DESCRIPTION OF EXHIBIT
            -------      ---------------------------


              1.         Articles of Incorporation
              2.         Bylaws
              3.         N/A
              4.         N/A
              5.         Investment Advisory Agreement
              6.         N/A
              7.         N/A
              8.         Custodian Agreement
              9.        Transfer/Dividend Disbursing Agent Agreement
              10.        Opinion and Consent of Counsel
              11.        Consent of Independent Public Accountant
              12.        N/A
              13.        Subscription of Purchase Agreement
              14.        N/A
              15.        N/A
              16.        N/A
              17.        N/A




      25.      Persons Controlled by or under Common Control with Registrant
               -------------------------------------------------------------


            As of December 27, 1995, Madison Investment Advisors, Inc., the investment advisor to Registrant, owned beneficially and of record 10,000 shares of Registrant's common stock, comprising 50% of the shares outstanding to date. Frank E. Burgess, individually, President of Madison Investment Advisors, Inc., owned beneficially and of record 5,000 shares of common stock, comprising 25% of the outstanding shares on that date. John F. McClure, individually, Vice President of Madison Investment Advisors, Inc., owned beneficially and of record 2,500 shares of common stock, comprising 12.5% of the outstanding shares on that date. Michael J. Schlageter, individually, Vice President of Madison Investment Advisors, Inc., owned beneficially and of record 2,500 shares of common stock, comprising 12.5% of the outstanding shares on that date.


   26.      Number of Holders of Securities as of December 27, 1995
            -------------------------------------------------------


   On December 22, 1995, the number of record holders of each class of securities of Registrant was:

            Title of Class                Number of Record Holders
            --------------                ------------------------

            Common Stock                           4

   27.      Indemnification
            ---------------

            Article VIII of the Registrant's Bylaws provides for the indemnification of its directors and officers and, therefore, is incorporated herein by reference.

   28.      Business and Other Connections of Investment Advisor
            ----------------------------------------------------


            Madison Investment Advisors, Inc., is the only investment advisor to the Registrant.

            Set forth below is a list of the officers and directors of Madison Investment Advisors, Inc. as of December 31, 1995, together with information as to any other business, profession, vocation or employment of a substantial nature of those officers and directors during the past two years:


                                Position with Madison
   Name                         Investment Advisors, Inc.         Other
   ----                         -------------------------         -----

   Frank E. Burgess             President, Treasurer and          (1)
                                Director
   Christopher C. Berberet      Vice President                    (1)
   Richard L. Ford              Vice President
   Katherine L. Frank           Vice President                    (1)
   L. Louis LeGoullon           Vice President                    (2)
   John F. McClure              Vice President, Secretary,
                                Director
   Michael J. Schlageter        Vice President, Director
   Jay R. Sekelsky              Vice President                    (1)
   Michael R. Yaktus            Vice President

  Note (1): Certain of the indicated persons are officers and directors of Bascom Hill Investors, Bascom Hill BALANCED Fund and Madison Bond Fund, all open-ended, diversified investment companies for which Madison Investment Advisors, Inc. also acts as investment advisor.

   Note (2):     Formerly associated with Stein Roe & Farnham

   29.      Principal Underwriters
            ----------------------


                                         Not Applicable

   30.      Location of Accounts and Records
            --------------------------------


            All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of the Registrant at 6411 Mineral Point Road, Madison, WI 53705-4341 and at the offices of the Registrant's transfer agent and custodian, Firstar Trust Company located at 615 East Michigan Avenue, Milwaukee, WI 53201.

   31.      Management Services
            -------------------


            Registrant is not a party to any management-related service contract other than set forth in Part A or Part B of this Form.

   32.      Undertakings
            ------------


                 Registrant is filing under the 1940 Act only.
                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant, Madison Opportunity Fund, Inc., has duly caused this Registration Statement to be signed on its behalf by the undersigned, as duly authorized, in the City of Madison, State of Wisconsin, on the 29th day of December, 1995.

                         MADISON OPPORTUNITY FUND, INC.



                         BY:
                               ------------------------
                               Jay R. Sekelsky, President








                                 EXHIBIT INDEX
                                 -------------



 1.  Articles of Incorporation

 2.  Bylaws

 5.  Investment Advisory Agreement

 8.  Custodian Agreement
 9.  Transfer/Dividend Disbursing Agent Agreement

10.  Opinion and Consent of Counsel

11.  Consent of Independent Public Accountant

13.  Subscription or Purchase Agreement





                                      EXHIBIT 1

                              ARTICLES OF INCORPORATION



                           ARTICLES OF INCORPORATION

                                       OF

                         Madison Opportunity Fund, Inc.


     I, the undersigned natural person, being more than eighteen (18) years of age, acting as incorporator of a corporation under the Wisconsin Business Corporation Law, Chapter 180, Wisconsin Statutes, adopt in duplicate the following Articles of Incorporation for such corporation.

     FIRST:         The name of the corporation (which is hereinafter called the
     -----

                    `Corporation'') is Madison Opportunity Fund, Inc.

     SECOND:        The period of existence is perpetual.
     ------


     THIRD:         The purpose or purposes for which the Corporation is
     -----

                    organized are:

     A. To engage in the business of a diversified open-end management investment company.

     B. To purchase or otherwise acquire, hold for investment or otherwise, and to sell, exchange or otherwise dispose of securities, or rights or warrants to acquire securities, of any private or public company, corporation, association, trust or syndicate however organized.

     C. To purchase or acquire, hold for investment, and to sell, exchange, or otherwise dispose of, securities issued or guaranteed by the United States of America, by any state thereof, by any political subdivision of any state thereof, by any public instrumentality of a state.

     D. To deposit its funds in such checking accounts as may reasonably be required, and to deposit its funds at interest in any bank, savings and loan association or trust company organized under the laws of the United States of America or any state thereof.

     E. To conduct research and investigation with respect to securities, organizations and business conditions in the United States and elsewhere; to secure information and advice pertaining to the investment of the assets and funds of the Corporation and to pay compensation to others for the furnishing of any or all of the foregoing.
     F. Subject to any restrictions contained in the Investment Company Act of 1940, as amended, hereinafter referred to as the Investment Company Act of 1940, in any applicable state securities or `blue sky'' laws, or in any rules or regulations issued pursuant to any of the foregoing, to exercise in respect of all securities, property and assets owned by it all rights, powers and privileges which could be exercised by any natural person owning the same securities, property or assets.

     G. To acquire all or any part of the business of any person, association or corporation engaged in any similar business and to hold, utilize, and in any manner dispose of the whole or any part of the rights, property and business so acquired, and to assume in connection therewith any liabilities of any such business.

     H. Without the vote or consent of the shareholders of the Corporation, to purchase, acquire, hold, dispose of, transfer and reissue or cancel shares of its own common stock in any manner or to any extent now or hereafter permitted by the laws of the State of Wisconsin and by these Articles of Incorporation.

     I. To carry out the aforesaid purposes and to conduct its business in all states, territories and possessions of the United States of America and in foreign countries.

     The foregoing purposes shall, except when otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any clause of this or any other Section of these Articles of Incorporation, or of any amendment thereto, and shall each be regarded as independent and construed as powers as well as objets and purposes.

     The Corporation shall be authorized to exercise and enjoy all of the powers, rights, and privileges granted to or conferred upon corporations of a similar character by the Laws of the State of Wisconsin, and enumeration of the foregoing powers shall not be deemed to exclude any powers, rights or privileges so granted or conferred.

     FOURTH:   The aggregate number of shares which the Corporation shall have
     ------

               authority to issues is 500,000, consisting of one class only, designated as `Common Stock,'' of the par value of $.01 per share and of the aggregate par value of $5000.

               The Corporation shall have the right to acquire its own shares to the greatest extent permitted under Chapter 180 of the Wisconsin Statutes including acquisitions in excess of the unrestricted and unreserved earned surplus of the Corporation.

     FIFTH:    No holder of any of the shares of this Corporation shall, as
     -----

               such holder, have any preemptive or other right to purchase or subscribe for any shares which this Corporation may issue or sell other than such rights, if any, as the Board of Directors, in its discretion, may from time to time determine to offer to shareholders of this Corporation.

     SIXTH:    The number of initial directors is four, and the names of the
     -----

               initial directors are:

               Frank E. Burgess
               Lorence D. Wheeler
               James R. Imhoff, Jr.
               Jay R. Sekelsky

               Thereafter, the number of directors shall be such number (not less than three nor more than ten) as is fixed from time to time by the Bylaws.

     SEVENTH:  The post office address of the registered office of the
     -------

               Corporation in this State is 6411 Mineral Point Road, Madison, Wisconsin 53705. The name of the registered agent of the Corporation in this State is Frank E. Burgess, and the post office address of the registered agent is 6411 Mineral Point Road, Madison, Wisconsin 53705.

     EIGHTH:   The name and address of the incorporator is:
     ------


               John Rashke
               8000 Excelsior Dr. Suite 401
               Madison,  WI  53717-1914


     NINTH:    The following provisions are hereby adopted for the purpose of
     -----

               defining, limiting and regulating the powers of the Corporation and of the directors and shareholders.

     A. The Board of Directors of the Corporation shall authorize an initial issuance of shares of the common stock of the Corporation for such consideration not less than the aggregate par value of the shares included in the issuance as the Board of Directors shall determine. After such initial issuance, the Board of Directors may authorize the issuance (and reissuance) from time to time of shares of common stock of any class, whether now or hereafter authorized, for such consideration, not less than the aggregate par value of the shares so issued, as said Board of Directors may deem advisable, provided that, except with respect to shares issued as a share dividend or distribution, such consideration shall be not less than the net asset value of such shares computed in accordance with this Article NINTH. That portion of the consideration received by the Corporation for shares issued (or reissued) which is equal to the aggregate par value of such shares shall be capital and any consideration received in excess of said aggregate par value shall be capital surplus. The Board of Directors may, in its sole and absolute discretion, reject in whole or in part orders for the purchase of shares of common stock, and may, in addition, require such orders to be in such minimum amounts as it shall determine.

     B. The holders of any fractional shares of the common stock of the Corporation shall be entitled to the payment of dividends on such fractional shares; to receive the net asset value thereof upon redemption, to share in the assets of the Corporation upon liquidation and to exercise any voting rights with respect to any fractional share.

     C. The Board of Directors shall have full power in accordance with good accounting practice: (a) to determine what receipts of the Corporation shall constitute income available for payment of dividends and what receipts shall constitute principal and to make such allocation of any particular receipt between principal and income as it may deem proper; and (b) from time to time, in its discretion (i) to determine whether any and all expenses and other outlays paid or incurred (including any and all taxes, assessments or governmental charges) shall be charged to or paid from principal or income cash or both; and (ii) to apportion any and all of said expenses and outlays, including taxes, between principal and income.

     D. Each holder of record of stock of this Corporation shall be entitled to the same number of votes as the number of shares (including fractions thereof) standing registered in his or her name on the books of the Corporation. At all elections of directors of the Corporation, each shareholder shall be entitled to vote the shares owned of record by him or her for as many persons as there are directors to be elected, but shall not be entitled to exercise any right of cumulative voting.

     E. The Board of Directors shall have power to determine from time to time whether and to what extent and at what time and places and under what conditions and regulations the books, accounts and documents of this Corporation, or any of them, shall be open to the inspection of shareholders, except as otherwise provided by statute or by law; and except as so provided, no shareholder shall have any right to inspect any books, account or document of the Corporation unless authorized to do so by resolution of the Board of Directors.

     F. When the total assets of the Corporation shall for the first time have amounted to $100,000 or more, a fact which shall be conclusively evidenced by a resolution of the Board of Directors of the Corporation specifying the date and time when such assets first amounted to $100,000, or more, each holder of shares of the capital stock of the Corporation shall be entitled at any time thereafter to require the Corporation to redeem all or any part of the shares standing in the name of such holder on the books of the Corporation at the net asset value of such shares as determined in accordance with the provisions of the Article NINTH, subject to the provisions of Section K. of this Article.

     G. The net asset value to which a holder of shares of capital stock of the Corporation shall be entitled upon redemption of shares held by him or her is the net asset value applicable at the time when instructions in a form acceptable to the Board of Directors to redeem the stock shall have been received by the Corporation as such place as the Board of Directors may from time to time designate.

     H. The time of payment for shares redeemed shall be within seven (7) days after receipt of proper instructions by the Corporation or its transfer agent in accordance with Section G. of this Article NINTH.

     I. The net asset value of each share of the Corporation shall be determined as of the close of trading on the New York Stock Exchange each day that said Exchange is open for trading and any such net asset value shall be applicable to all transactions in the common stock of the Corporation occurring at or before the close of business on that day and after the close of business on the last preceding day on which said Exchange was open for trading, subject to adjustment for declared dividends or distributions, or in accordance with any controlling provisions of the Investment Company Act of 1940 or any rule or regulation thereunder.

     J. The net asset value of each share of the common stock of the Corporation at any particular time shall be the quotient obtained by dividing the value of the net assets of the Corporation (i.e., the value of the assets of the Corporation, less its liabilities exclusive of capital and surplus) at such time by the total number of shares (including fractional shares) outstanding at such time, all determined and computed as follows:

     (1) The value of any cash on hand or on deposit, bills and demand notes and accounts receivable, prepaid expenses, dividends receivable (from and after the ex-dividend date) and interest declared or accrued and not yet received shall be deemed to be the full amount thereof unless the Board of Directors shall have determined that any such deposit, bill, demand note or account receivable is not worth the full amount thereof, in which event such value shall be the fair value thereof as determined in good faith by the Board of Directors.

     (2) Securities listed or commonly dealt in on the New York Stock Exchange or the American Stock Exchange shall be valued at the last sale price on such Exchange on the day on which such value is being computed (or, lacking any such sales, the last bid price), unless it appears to the Board of Directors that some other price reflects more closely the true market value, but in no case shall such other price be lower than the last bid price or higher than the last asked price at the time as of which the net asset value is being determined, all as reported by any means in common use; provided, however, that the Board of Directors may be resolution permit over-the-counter rather than stock exchange quotations to be used when they appear to the Board of Directors to reflect more closely the true market value of any particular security in the portfolio.

     (3) Other securities as to which market quotations are readily available shall be valued in the same manner as securities listed or commonly dealt in on the New York or American Stock Exchanges.

     (4) In the case of all other securities and assets, the value thereof shall be the fair value as determined in good faith by the Board of Directors (but no value shall be assigned to good will of the Corporation).

     (5) The liabilities of the Corporation shall be deemed to include all bills and accounts payable; all administrative expenses payable and/or fees accrued, including the estimated amount of any fees payable under an investment advisory agreement, all contractual obligations for the payment of money or property, including the amount of any unpaid dividends upon the shares of the Corporation, declared at or before the time as of which the net asset value is being determined; all reserves authorized or approved by the Board of Directors for taxes or contingencies, including such reserves, if any, for taxes based on any unrealized appreciation in the value of the assets of the Corporation of whatsoever kind and nature, except liabilities represented by outstanding shares and surplus of the Corporation.

     (6) Securities purchased shall be included among the assets of the Corporation, and the cost thereof shall simultaneously be regarded as a liability not later than the day following the date of purchase; and securities sold shall be excluded from such assets, and the amount receivable shall simultaneously be included as an asset not later than the day following the date of sale.

     (7) Shares of the common stock of the Corporation for which purchase orders have been accepted shall be considered as issued and outstanding as soon as the net asset value thereof can reasonably be ascertained pursuant to the provisions of this article NINTH; and the amount receivable therefore shall simultaneously become an asset of the Corporation.

     (8) Shares of the common stock of the Corporation delivered for redemption or repurchase shall be considered as no longer outstanding as soon as the net asset value thereof can reasonably be ascertained pursuant to the provisions of this Article NINTH, and the amount payable on such redemption or repurchase shall simultaneously become a liability of the Corporation.

     K. In the event that the New York Stock Exchange shall be closed at any time because of then existing financial conditions or for any other unusual or extraordinary reason, the right of a holder of shares of the common stock of the corporation to have his or her shares redeemed by the Corporation shall be suspended for a period from and including the day on which the action is taken for the closing of said Exchange and the day on which said Exchange is reopened. In accordance with the provisions of the Investment Company Act of 1940 and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, the Corporation may also suspend such right of redemption (a) for any period during which trading on the New York Stock Exchange is restricted;
(b) for any period during which an emergency exists as a result of which (i) disposal by the Corporation of securities owned by it is not reasonably practicable, or (ii) it is not reasonably practicable for the Corporation fairly to determine the value of its assets; or (c) for such periods as the Commission may by order permit for the protection of shareholders of the Corporation.

     L. The Corporation may purchase in the open market or otherwise acquire from any owner or holder thereof any shares of its common stock, in which case the consideration paid therefore (in cash or in securities in which the funds of the Corporation shall then be invested) shall not exceed the net asset value thereof determined or estimated in accordance with any method deemed proper by the Board of Directors and producing an amount approximately equal to the net asset value of said shares (determined in accordance with the provisions of this Article NINTH) at the time of the purchase or acquisition by the Corporation thereof.

     In respect of all powers, duties and authorities conferred by the preceding Sections J. and K. and this Section L., the Corporation may act by and through agents from time to time designated and appointed by the Board of Directors and the Board of Directors may delegate to any such agent any and all powers, duties and authorities conferred upon the Corporation or upon the Board of Directors by said Sections.

     TENTH:    The Corporation reserves the right to enter into, from time to
     -----

               time, investment advisory agreements providing for the management and supervision of the investments of the Corporation and the furnishing of advice to the Corporation with respect to the desirability of investing in, purchasing or selling securities or other property. Such agreements shall contain such other terms, provisions and conditions as the Board of Directors of the Corporation may deem advisable.

               The Corporation may designate custodians, transfer agents, registrars and/or disbursing agents for the stock and assets of the Corporation and employ and fix the powers, rights, duties, responsibilities and compensation of each such custodian, transfer agent, registrar and/or disbursing agent.

     ELEVENTH: The Corporation reserves the right from time to time to make any
     --------

               amendment of these Articles of Incorporation now or hereafter authorized by law, including any amendments which alters the contract rights as expressly set forth in these Articles of Incorporation of any outstanding stock. The Corporation may take or authorize such action upon the concurrence of a majority of the aggregate number of the votes entitled to be cast thereon.

     TWELFTH:  This document shall become effective at 12:01 a.m. on December
     -------

               27, 1995

     Executed in duplicate this  26th  day of December, 1995
                                 ----

                         John Rashke, Incorporator



These Articles drafted by
Attorney John Rashke
DeWitt Ross & Stevens, S.C.
8000 Excelsior Drive, Suite 401
Madison,  WI  53717-1914






                                      EXHIBIT 2
                                       BY-LAWS




                         MADISON OPPORTUNITY FUND, INC.

                                     Bylaws



                                   ARTICLE I

                             Shareholders' Meetings
                             ----------------------


     Section 1.     Place of Meetings.  All meetings of shareholders shall be
     ----------     ------------------

held at such place, within the State of Wisconsin, as the Board of Directors may designate.

     Section 2.     Annual Meeting.  The annual meeting of shareholders for the
     ----------     ---------------

election of directors and the transaction of such other business as may properly come before it shall be held on such day and at such time as the board of directors shall designate. Any business of the corporation may be transacted at the annual meeting without being specifically designated in the notice, except such business as is specifically required by law to be stated in the notice.

     Section 3.     Special Meetings.  Special meeting of the shareholders may
     ----------     -----------------

be called by the board of directors or the president, and shall be called by the secretary upon the written request of the holders of share entitled to not less than twenty-five percent (25%) of all the votes entitled to be cast at such meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The secretary shall inform such shareholders of the reasonably estimated cost of preparing and mailing such notice of the meeting, and upon payment to the corporation of such costs the secretary shall give notice stating the purpose or purposes of the meeting to all shareholders entitled to vote at such meeting. No special meeting need be called to consider any matter which is substantially the same as a matter voted upon at the annual meeting or any special meeting of the shareholders held during the preceding twelve months, except upon written request of the holders of more than fifty percent (50%) of the shares entitled to vote. The business transacted at any purposes stated in the notice.

     Section 4.     Notice of Meeting.  Not less than ten days nor more than
     ----------     ------------------

sixty days before the date of every shareholders' meeting, the secretary shall give to each shareholder entitled to vote at such meeting, written or printed notice stating the time and place of the meeting, and in the case of a special meeting the purpose or purposes for which the meeting is called, either by mail or by presenting it to him or her personally or by leaving it at his or her residence or place of business. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder at his or her post office address as it appears on the records of the corporation, with postage thereon prepaid.

     Section 5.     Quorum.  At any meeting of shareholders the presence in
     ----------     -------

person or by proxy of shareholders entitled to cast a majority of the votes thereat shall constitute a quorum; but this section shall not affect any requirement under the statute or under the charter for the vote necessary for the adoption of any measure. If at any meeting a quorum is not present or represented, the chairman of the meeting or the holders of a majority of the stock present or represented may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

     Section 6.     Stock Entitled to Vote.  Each issued full and fractional
     ----------     -----------------------

share of stock shall be entitled to vote at any meeting of shareholders except shares of which payment thereon is overdue or unpaid.

     Section 7.     Voting.  Each outstanding share of stock, or fraction
     ----------     -------

thereof, entitled to vote at a meeting of shareholders shall be entitled to one vote, or fraction thereof, on each matter submitted to a vote. In all elections for directors every shareholder shall have the right to vote the shares owned of record by him or her for as many persons as there are directors to be elected.
A shareholder may vote the shares owned of record by him or her either in person or by proxy executed in writing by the shareholder or by the shareholders' duly authorized attorney-in-fact. No proxy shall be valid after eleven months from its date unless otherwise provided in the proxy. At all meetings of shareholders, all questions relating to the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the president of the corporation in his role as chairman of the meeting. A majority of the votes cast at a meeting of shareholders, duly called and at which a quorum is present, shall be sufficient to take or authorize any action which may properly come before the meeting, unless a greater number is required by the statute or by the charter. No vote upon any matter need be by ballot unless demanded by the holders of at least ten percent (10%) of the shares of stock present or represented at the meeting.

     Section 8.     Informal Action.  Any action required or permitted to be
     ----------     ----------------

taken at any meeting of shareholders may be taken without a meeting, if a consent in writing, setting forth such action, is signed by all the shareholders entitled to vote on the subject matter thereof and such consent is filed with the records of the corporation.


                                   ARTICLE II

                                   Directors
                                   ---------


     Section 1.     Number.  The number of directors of the corporation shall be
     ----------     ------

four. By vote of at least seventy-five percent (75%) of the entire board of directors, the number of directors fixed by the articles of incorporation or by these bylaws may be increased or decreased from time to time to not exceeding ten nor less than three, but the tenure or office of a director shall not be affected by any decrease in the number of directors so made by the board.

     Section 2.     Election and Qualification.  Until the first meeting of
     ----------     ---------------------------

shareholders or until successors are duly elected and qualify, the board of directors shall consist of the persons named as such in the articles of incorporation. At the first meeting of shareholders and at each annual meeting thereafter, the shareholders shall elect directors to hold office until the next annual meeting or until their successors are elected and qualify. A director need not be a shareholder of the corporation, but must be eligible to serve as a director of a registered investment company under the Investment Company Act of 1940, as amended, hereinafter referred to as the Investment Company of 1940. No more than sixty percent (60%) of the members of the board of directors may be interested or affiliated persons of the investment adviser of the corporation, as such terms are defined in the Investment Company Act of 1940.

     Section 3.     Vacancies.  Any vacancy on the board of directors occurring
     ----------     ----------

between shareholders' meetings called for the purpose of electing directors may be filled, if immediately after filling any such vacancy at least two-thirds of the directors then holding office shall have been elected to such office at an annual or special meeting of shareholders, in the following manner: (i) for a vacancy occurring other than by reason of an increase in directors, by a majority of the remaining members of the board, although such majority is less than a quorum; (ii) for a vacancy occurring by reason of an increase in the number of directors, by action of a majority of the entire board. A director elected by the board to fill a vacancy shall be elected to hold office until the next annual meeting of shareholders or until his or her successor is elected and qualifies. If by reason of death, disqualification or bona fide resignation of any director or directors, there is an insufficient number of members of the board who are not affiliated or interested persons of the investment adviser of the corporation, as defined in the Investment Company Act of 1940, such vacancy shall be filled within thirty days if it may be filled by the board, or within sixty days if a vote of shareholders is required to fill such vacancy; provided that such vacancy may be filled within such longer period as the Securities and Exchange Commission may prescribe, by rules and regulations upon its own motion or by order upon application. In the event that at any time less than a majority of the directors were elected by the shareholders, the board or proper officer shall forthwith cause to be held as promptly as possible, and in any event within sixty days, a meeting of shareholders for the purpose of electing directors to fill any existing vacancies in the board unless the Securities and Exchange Commission shall by order extend such period.

     Section 4.     Selection of Non-Interested Directors.  In order to comply
     ----------     --------------------------------------

with SEC Regulation S270.12b-1, no director of the corporation, other than one named in the Articles of Incorporation, who is not an affiliated or interested person of the investment adviser of the corporation, as defined in the Investment Company Act of 1940, shall be elected unless such person was selected and nominated for such position by those directors who are also not affiliated or interested persons.

     Section 5.     Powers.  The business and affairs of the corporation shall
     ----------     -------

be managed by the board of directors, which may exercise all of the powers of the corporation, except such as are by law or by the articles of incorporation or by these bylaws conferred upon or reserved to the shareholders.

     Section 6.     Removal.  At any meeting of shareholders, duly called on at
     ----------     --------

which a quorum is present, the shareholders may, by the affirmative vote of the holders of a majority of the votes entitled to be cast thereon, remove any director or directors from office and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of removed directors.

     Section 7.     Place of Meeting.  Meetings of the board of directors,
     ----------     -----------------

regular or special, may be held at any place as the board may from time to time determine or as may be specified in the call of any meeting.

     Section 8.     First Meeting of Newly Elected Board.  The first meeting of
     ----------     -------------------------------------

each newly elected board of directors shall be held within sixty days after the annual meeting of the shareholders, for the purpose of organizing the board, electing officers and transacting any other business that may properly come before the meeting.

     Section 9.     Regular Meetings.  Regular meetings of the board of
     ----------     -----------------

directors may be held without notice at such time and place as shall from time to time be determined by the board.

     Section 10.    Special Meetings.  Special meetings of the board of
     -----------    -----------------

directors may be called at any time either by the board, the president or a majority of the directors in writing with or without a meeting. Notice of special meetings shall be mailed by the secretary or personally delivered to each director at least three days before the meeting. Such notice shall set forth the time and place of such meeting but need not, unless otherwise required by law, state the purposes of the meeting.

     Section 11.    Quorum and Vote Required for Action.  At all meetings of the
     -----------    ------------------------------------

board of directors a majority of the entire board shall constitute a quorum for the transaction of business, and the action of a majority of the directors present at any meeting at which a quorum is present shall be the action of the board of directors unless the concurrence of a great proportion is required for such action by statute, the articles of incorporation or these bylaws. If at any meeting a quorum is not present, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

     Section 12.    Informal Action.  Any action required or permitted to be
     -----------    ----------------

taken at any meeting of the board of directors may be taken without a meeting, if a written consent to such action is signed by all members of the board and such written consent is filed with the minutes of proceedings of the board.
                                  ARTICLE III

                             Officers and Employees
                             ----------------------


     Section 1.     Election and Qualification.  At the first meeting of each
     ----------     ---------------------------

newly elected board of directors there shall be elected a president, one or more vice presidents, a secretary and a treasurer. The board may also elect one or more assistant secretaries and assistant treasurers. No officer except the president need be a director. Two or more offices, except those of president and vice president or president and secretary, may be held by the same person but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law, the articles of incorporation or these bylaws to be executed, acknowledged or verified by two or more officers. Each officer must be eligible to serve as an officer of a registered investment company under the Investment Company Act of 1940. Nothing herein shall preclude the employment of other employees or agents by the corporation from time to time without action by the board.

     Section 2.     Term, Removal and Vacancies.  The officers shall be elected
     ----------     ----------------------------

to serve until the next first meeting of a newly elected board of directors and until their successors are elected and qualify. Any officer may be removed by the board, with or without cause, whenever in its judgment the best interest of the corporation will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. A vacancy in any office shall be filled by the board for the unexpired term.

     Section 3.     Bonding.  Each officer and employee of the corporation who
     ----------     --------

singly or jointly with others has access to securities or funds of the corporation, either directly or through authority to draw such funds or to direct generally the disposition of such securities shall be bonded against larceny and embezzlement by a reputable fidelity insurance company authorized to do business in Wisconsin. Each such bond, which may be in the form of an individual bond or a schedule or blanket bond covering all such officers and employees, shall be in such form and for such amount (determined at least annually) as the board of directors shall determine in compliance with the requirements of Section 17(g) of the Investment Company Act of 1940 and the rules, regulations or orders of the Securities and Exchange Commission thereunder.

     Section 4.     President.  The president shall be the principal executive
     ----------     ----------

officer of the corporation. He or she shall preside at all meetings of the shareholders and directors, have general and active management of the business of the corporation, see that all orders and resolutions of the board of directors are carried into effect, and execute in the name of the corporation all authorized instruments of the corporation, except where the signing shall be expressly delegated by the board or the president to some other office or agent of the corporation.

     Section 5.     Vice Presidents.  The vice president, or if there be more
     ----------     ----------------

than one, the vice presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall have such other duties and powers as the board may from time to time prescribe or the president delegate.

     Section 6.     Secretary and Assistant Secretary.  The secretary shall give
     ----------     ----------------------------------

notice of, attend and record the minutes of meetings of shareholders and directors, keep the corporate seal and, when authorized by the board, affix the same to any instrument requiring it, attesting to the same by his or her signature, and shall have such further duties and powers as are incident to his or her office or as the board may from time to time prescribe. The assistant secretary, if any, or if there be more than one, the assistant secretaries, in the order determined by the board, shall, in the absence of the secretary, perform the duties of the secretary, and shall have such other duties and powers as the board may prescribe or the secretary delegate.



     Section 7.     Treasurer and Assistant Treasurers.  The treasurer shall be
     ----------     -----------------------------------

the principal financial and accounting officer of the corporation. He or she shall be responsible for the custody and supervision of the corporation's books of account and subsidiary accounting records, and shall have such further duties and powers as are incident to the office or as the board of directors may from time to time prescribe. The assistant treasurer, if any, or if there be more than one, the assistant treasurers, in the order determined by the board of directors, shall, in the absence of the treasurer, perform the duties of the treasurer, and shall have such other duties and powers as the board may from time to time prescribe or the treasurer delegates.


                                   ARTICLE IV


           Restrictions on Compensation, Transactions and Investments
           ----------------------------------------------------------


     Section 1.     Salary and Expenses.  Directors, officers and employees as
     ----------     --------------------

such shall not receive any salary for their services or reimbursement for expenses from the corporation, provided that the corporation may pay fees in such amount and at such times as the board of directors shall determine to directors who are not affiliated persons of the investment adviser for attendance at meetings of the board of directors.

     Section 2.     Compensation and Profit from Purchases and Sales.  No
     ----------     -------------------------------------------------

affiliated person of the corporation, as defined in the Investment Company Act of 1940, or affiliated person of such person, shall (i) acting as agent, accept from any source any compensation for the purchase or sale of any property or securities to or for the corporation or any controlled company of the corporation, as defined in the Act, or (ii) receive from any source a commission, fee or other remuneration for effecting such transaction. The investment adviser or the corporation shall not profit directly or indirectly from sales of securities to or from the corporation.

     Section 3.     Transactions with Affiliated Persons.  No affiliated person
     ----------     -------------------------------------

of the corporation, as defined in the Investment Company Act of 1940, or affiliated person of such person shall knowingly (i) sell any security or other property to the corporation or to any company controlled by the corporation, as defined in the Act, except shares of stock of the corporation or securities of which such person is the issuer and which are part of a general offering to the holders of a class of its securities, (ii) purchase from the corporation or any such controlled company any security or property, other than shares of stock of the corporation, (iii) acting as principal, effect any transaction in which the corporation or controlled company is a joint or joint and several participant with such person; provided, however, that this section shall not apply to any transaction permitted by Sections 17(b), (c) or (d) of the Act or the rules, regulations or orders of the Securities and Exchange Commission thereunder.

     Section 4.     Investment Adviser.  The corporation shall engage only one
     ----------     -------------------

investment adviser, which engagement shall be pursuant to a written agreement in accordance with Section 15 of the Investment Company Act of 1940.

     Section 5.     Ownership of Stock by Officers and Directors.  No officer or
     ----------     ---------------------------------------------

director shall take a long or short position in the stock of the corporation, provided, however, that officers or directors may purchase stock of the corporation for investment purposes at the same price as that available to the public at the time of purchase, or in connection with the original capitalization of the corporation.

     Section 6.     Portfolio Transactions.  The corporation shall not purchase,
     ----------     -----------------------

acquire or retain:

       (a) any security of an issuer, any of whose officers or directors is an officer, director or investment adviser of the corporation or affiliated person as defined in the Investment Company Act of 1940, of such investment adviser;

       (b) any security issued by or any interest in the business of an investment company, broker, dealer, underwriter or investment adviser, except as permitted under Sections 12(d), (e) and (g) of the Act or the rules, regulations or orders of the Securities and Exchange Commissions thereunder;

       (c) voting securities of another issuer, the acquisition or retention of which would result in circular or cross ownership, as defined in Section 20(c) of the Act, or

       (d) during the existence of any underwriting or selling syndicate, any security, except stock of the corporation, a principal underwriter of which is an officer, director, investment advisor or employee of the corporation, or is a person (other than a company of the character described in Section 12(d) 3(A) and (B) of the Act) of which any such officer, director, investment adviser or employee is an affiliated person, as defined in the Act, unless in acquiring such security the corporation is itself acting as a principal underwriter for the issue, except as the Securities and Exchange Commission, by rules, regulations or order shall permit.

     Section 7.     General Business and Investment Activities.  The Corporation
     ----------     -------------------------------------------

shall not:
       (a) purchase any security on margin, except such short-term credits as are necessary for the clearance of transactions;

       (b) participate on a joint or joint and several basis in any trading account in securities;

       (c)  effect a short sale of any security;

       (d) act as an underwriter in the distribution of any security other than the capital stock of this corporation;

       (e) lend money to any person, except that the Fund may purchase publicly distributed bonds, debentures or other debt securities, prime quality commercial paper, bank certificates of deposit or U.S. Treasury securities;

       (f) borrow money, except for temporary purposes only, not in excess of 5% of the lower of cost or market value of the Fund's total net assets, for emergency of extraordinary purposes only and not for the purchase of investment securities;


       (g) purchase or sell real estate or interests in real estate, commodities or commodities futures;

       (h)  purchase any warrants or issue any warrants;

       (i) deviate from its policy in respect to concentration of investments in any particular industry or group of industries as reported in its registration statement under the Investment Company Act of 1940 or deviate from any fundamental policy recited in such registration statement pursuant to Section 8(b) (2) of the Investment Company Act of 1940;
       (j) change the nature of its business so as to cease to be an investment company;

       (k) purchase securities from or sell securities to any of its officers, directors or employees, except with respect to its own capital stock;

       (l) invest in oil, gas or other mineral exploration or development programs, provided, however, this shall not prohibit the Fund from purchasing publicly traded securities of companies engaging in whole or in part in such activities;

       (m) purchase securities of companies which, together with predecessors, have a record of less than two years continuous operation;

       (n) acquire or retain any security issued by a company if one or more directors or shareholders or other affiliated persons of the investment adviser beneficially own more than one-half (1/2) of 1% of such company's stock or other securities, and all the foregoing persons owning more than one-half (1/2) of 1% together own more than 5% of such stock of security;

       (o) acquire or retain any security issued by a company, an officer or director of which is an officer or director of the Fund, or any officer or director or shareholder or other interested person of the investment adviser;

       (p)  invest in restricted securities;

       (q) pledge, mortgage or hypothecate its assets, except for temporary or emergency purposes and then not to an extent greater than 10% of its total net assets at that time;

       (r)  purchase securities of other investment companies;
       (s) invest for the purpose of exercising control or management of any company; the Fund will not purchase securities of any issuer if, as a result of such purchase, the Fund would hold more than 10% of the voting of all or any class of securities of such issuer or more than 10% of all or any class of securities of such issuer;

       (t) invest more than 25% of the Fund's total net assets in companies of any one industry or group of related industries;

       (u) invest more than 5% of the total net assets of the Fund, taken at market value, in the securities of any one issuer, not including U.S. Government securities;

       (v) invest more than 10% of the total net assets of the Fund in repurchase agreements with maturities of more than 7 days, or other illiquid securities;

       (w) Not more than 20% of total net assets may be invested in foreign equity securities, including shares of foreign companies traded as American Depository Receipts (APR's). The Fund will not effect transactions in foreign securities markets.

       All percentage limitations apply to the market value on the date of investment by the Fund.


                                       ARTICLE V

                           Stock Ledgers and Transfer Books
                           --------------------------------


       Section 1.   Stock Ledger.  The corporation shall maintain at its office
       ----------   -------------

     in Madison, Wisconsin, or at the office of its principal transfer agent, if any, an original or duplicate stock ledger containing the names and addresses of all shareholders and the number of shares held by each shareholder. No shareholder shall be entitled to a certificate to evidence the shares of stock he or she owns.

       Section 2.   Transfer Agent and Registrar.  The corporation may maintain
       ----------   -----------------------------

     one or more transfer offices or agencies, each in charge of a transfer agent designated by the board of directors, where the shares of stock of the corporation shall be transferable. The corporation may also maintain one or more registry offices, each in charge of a registrar designated by the board, where such shares of stock shall be registered. The same person or entity may be both a transfer agent and registrar.

       Section 3.   Fixing of Record Dates and Closing of Transfer Books.  The
       ----------   -----------------------------------------------------

     board of directors may fix, in advance, a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, or shareholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of shareholder for any other proper purpose. Such date, in any case, shall be not more than sixty days, and, in the case of a meeting of shareholders, no less than ten days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. In lieu of fixing a record date, the board may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books are closed for the purpose of determining shareholders entitled to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such action.


                                      ARTICLE VI
                            Accounts, Reports and Custodian
                            -------------------------------


       Section 1.   Inspection of Books.  The board of directors shall determine
       ----------   --------------------

     from time to time whether, and, if allowed, when and under what conditions and regulations the accounts and books of the corporation (except such as may by statute be specifically open to inspection) or any of them, shall be open to the inspection of the shareholders and the shareholders' rights in this respect are and shall be limited accordingly.

       Section 2.   Reliance on Records.  Each director and officer shall, in
       ----------   --------------------

     the performance of his or her duties, be fully protected in relying in good faith on the books of account or reports made to the corporation by any of its officials, by an independent public accountant, or by any appraiser selected with reasonable care by the board, and in relying in good faith upon other records of the corporation.

       Section 3.   Preparation and Maintenance of Accounts, Records and
       ----------   ----------------------------------------------------

     Statements.  The president, a vice president or the treasurer shall
     -----------

     prepare, or cause to be prepared annually, a full and correct statement of the affairs of the corporation, including a balanced sheet or statement of financial condition and a financial statement of operations for the preceding fiscal year, which shall be submitted at the annual meeting of the shareholders and filed within twenty days thereafter at the principal office of the corporation in the State of Wisconsin. The proper officers of the corporation shall also prepare, maintain and preserve or cause to be prepared, maintained and preserved the accounts, books and other documents required by Section 31 of the Investment Company Act of 1940 and shall prepare and file or cause to be prepared and filed the reports shall be filed with the Securities and Exchange Commission unless any officer or employee who prepared or participated in the preparation for such financial statement has been specifically designated for such purpose by the board of directors.

       Section 4.   Auditors.  No independent public accountant shall be
       ----------   ---------

     retained or employed by the corporation to examine, certify or report on its financial statements for any fiscal year unless such selection (i) shall have been approved by a majority of the entire board of directors within thirty days before or after the beginning of such fiscal year; (ii) shall have been ratified at the next succeeding annual meeting of shareholders, provided that any vacancy occurring between annual meetings due to the death or resignation of such accountant may be filled by the board; and (iii) shall otherwise meet the requirements of Section 32 of the Investment Company Act of 1940.

       Section 5.   Custodian.  All assets of the corporation shall be held by
       ----------   ----------

     one or more custodian banks or trust companies meeting the requirements of the Investment Company Act of 1940, and having capital, surplus and undivided profits of at least $2,000,000 and may be registered in the Name of the corporation, or any such custodian, or a nominee of either of them. The terms of any custodian agreement shall be determined by the board of directors, which terms shall be in accordance with the provisions of the Investment Company Act of 1940.

          Subject to such rules, regulations and orders as the Securities and Exchange Commission may adopt, the corporation may direct a custodian to deposit all or any part of the securities owned by the corporation in a system for the central handling of securities established by a national securities exchange or a national securities association registered with the Securities and Exchange Commission, or otherwise in accordance with the Investment Company Act of 1940, pursuant to which system all securities of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities, provided that all such deposits shall be subject to withdrawal only upon the order of the corporation, a custodian, or pursuant to an agreement between a custodian and a futures commission merchant to meet the margin requirements of a registered securities exchange or contract market and in accordance with the Investment Company Act of 1940.

       Section 6.   Checks and Requisitions.  Except as otherwise authorized by
       ----------   ------------------------

     the board of directors, all checks and drafts for the payment of money shall be signed in the name of the corporation by a custodian, and all requisitions or orders for the payment of money by a custodian or for the issue of checks and drafts therefor, all promissory notes, all assignments, of stock or securities standing in the name of the corporation, and all requisitions or orders for the assignment of stock or securities standing in the name of a custodian or its nominee, or for the execution of powers to transfer the same, shall be signed in the name of the corporation by not less than two persons (who shall be among those persons, not in excess of five, designated for this purpose by the board of directors) at least one of which shall be an officer. Promissory notes, checks or drafts payable to the corporation may be endorsed only to the order of a custodian or its nominee by the treasurer or president or by such other person or persons as shall be thereto authorized by the board of directors.

                                      ARTICLE VII

                                  General Provisions
                                  ------------------


       Section 1.   Offices.  The principal office of the corporation in the
       ----------   --------

     State of Wisconsin shall be in the City of Madison or such other place as the board of directors may from time to time determine. The corporation may also have offices at such other places within and without the State of Wisconsin as the board of directors may from time to time designate.

       Section 2.   Seal.  The corporate seal shall have inscribed thereon the
       ----------   -----

     name of the corporation, and the words `Corporate Seal'' and ``Wisconsin.'' The seal may be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise.

       Section 3.   Fiscal Year.  The fiscal year of the corporation shall be
       ----------   ------------

     fixed by the board of directors. Initially, the corporation shall adopt a fiscal year ending December 31.

       Section 4.   Notice and Waiver of Notice.  Whenever any notice of the
       ----------   ----------------------------

     time, place or purpose of any meeting of shareholders or directors is required to be given under the statute, the articles of incorporation or these bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice and filed with the records of the meeting, either before or after the holding thereof, or actual attendance at the meeting of directors in person, shall be deemed equivalent to the giving of such notice to such persons. No notice need be given to any person with whom communication is made unlawful by any law of the United States or any rule, regulation, proclamation or executive order issued under any such law.

       Section 5.   Voting of Stock.  Unless otherwise ordered by the board of
       ----------   ----------------

     directors, the president shall have full power and authority, in the name and on behalf of the corporation, (i) to attend, act and vote at any meeting of shareholders of any company in which the corporation may own shares of stock of record, beneficially (as the proxy or attorney-in-fact of the record holder) or of record and beneficially, and (ii) to give voting direction to the record shareholder of any such stock beneficially owned. At any such meeting, the president shall possess and may exercise any and all rights and powers incident to the ownership of such shares and which, as the holder or beneficial owner and proxy of the holder thereof, the corporation might possess and exercise if personally present, and may exercise such power and authority through the execution of proxies. The president, unless restricted by the board of directors, may delegate the power and authority set forth in this section to any other officer, agent or employee of the corporation.

       Section 6.   Dividends.  Dividends upon the stock of the corporation,
       ----------   ----------

     subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. The source of each dividend payment shall be disclosed to the shareholders receiving such dividend, to the extent required by the laws of the State of Wisconsin, and by Section 19 of the Investment Company Act of 1940 and the rules and regulations of the Securities and Exchange Commission thereunder. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

       Section 7.   Amendments.  The board of directors shall have the power to
       ----------   -----------

     alter or repeal any bylaws of the corporation and to make new bylaws, except that the board shall not alter or repeal Section 3 of ARTICLE III, Sections 2, 3, 5, 6 and 7 of ARTICLE IV, Sections 3 through 6 of ARTICLE VI, Section 6 or 7 of ARTICLE VII or any part of ARTICLE VIII. The shareholders shall have the power at any meeting, to alter or repeal any bylaws of the corporation and to make new bylaws.
                                     ARTICLE VIII

              Indemnification of Directors, Officers, Emloyees and Agents
              -----------------------------------------------------------


       Section 1.   Definition of Terms.
       ----------   --------------------


       (a) `Director,'' ``Officer,'' `Employee'' and ``Agent'' means any of the following:

          (1) A natural person who is or was a Director, Officer, Employee or Agent of the corporation.

          (2)  A natural person who, while a Director, Officer, Employee or
     Agent of the   corporation, is or was serving at the corporation's request
     as a director, officer, partner,   trustee, member of any governing or
     decision-making committee, employee or agent of   another corporation or
     foreign corporation, partnership, joint venture, trust or other enterprise.

          (3) A natural person who, while a Director, Officer, Employee or Agent of the corporation is or was serving an employee benefit plan because his or her duties to the corporation also imposed duties on, or otherwise involved services by, the person to the plan or to participants in or beneficiaries of the plan.

          (4) Unless the context requires otherwise, the estate or personal representative of a Director, Officer, Employee or Agent.

       (b) `Expenses'' include fees, costs, charges, disbursements, attorney fees and any other expenses incurred in connection with a proceeding.
       (c) `Liability'' includes the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and reasonable expenses.

       (d) `Party'' means a natural person who was or is, or who threatened to be made, a named defendant or respondent in a proceeding.

       (e) `Proceeding'' means any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person.

       Section 2.   Mandatory Indemnification for Directors and Officers.
       ----------   -----------------------------------------------------


       (a) The corporation shall indemnify a Director or Officer to the extent he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the Director or Officer was a party because he or she is a Director or Officer of the corporation.

       (b) (1) In cases not included under sub (a) above, the corporation shall indemnify a Director or Officer against liability incurred by the Director or Officer in a proceeding to which the Director or Officer was a party because he or she is a Director or Officer of the corporation, unless liability was incurred because the person breached or failed to perform a duty he or she owes to the corporation and the breach or failure to perform constitutes any of the following:
          a. A willful failure to deal fairly with the corporation in connection with a matter in which the Director or Officer has a material conflict of interest.

          b. A violation of criminal law, unless the Director or Officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

          c. A transaction from which the Director or Officer derived an improper personal profit.

          d.  Willful misconduct.

          (2) Determination of whether indemnification is required under this subsection shall be made pursuant to the procedure provided for in Article VIII, Section 3 of these bylaws.

          (3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification is not required under these bylaws.

       (c) A Director or Officer who seeks indemnification under these bylaws shall make a written request to the corporation.

       (d) (1) Indemnification under these bylaws is not required to the extent limited by the articles of incorporation.

          (2) Indemnification under these bylaws is not required to the extent the Director or Officer has previously received indemnification or allowance of expenses from any person, including the corporation, in connection with the same proceeding.
       Section 3.   Allowance of Expenses as Incurred.  Upon written request by
       ----------   ----------------------------------

     a Director or Officer who is a party to a proceeding, the corporation may pay or reimburse his or her reasonable expenses as incurred if the Director or Officer provides the corporation with all of the following:

       (a) A written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation.

       (b) A written undertaking, executed personally or on his or her behalf, to repay the allowance and, if required by the corporation, to pay reasonable interest on the allowance to the extent that it is ultimately determined that indemnification is not required by this Article and that indemnification is not ordered by a court under applicable Wisconsin Statutes. The undertaking under this subsection shall be an unlimited general obligation of the Director or Officer and may be accepted without reference to his or her ability to repay the allowance. The corporation may, however, require the Director or Officer to secure the undertaking in any reasonable manner.

       Section 4.   Optional Indemnification and Allowance of Expenses for
       ----------   ------------------------------------------------------

     Employees and Agents.
     ---------------------


       (a) The Board of Directors of the corporation may from time to time, by resolution, authorize the corporation to indemnify and allow payment of expenses for Employees or Agents of the corporation. The indemnification and allowance of expenses for Employees and Agents shall be in accordance with the standards and procedures contained in Sections 2, 3 and 5 of this
     Article VIII.
       (b) The resolution of the Board of Directors authorizing indemnification of Employees and Agents may be specific as to particular Employees and Agents or may be general as to all Employees and Agents.

       (c) The resolution of the Board of Directors may authorize the corporation to enter into written contracts with an Employee or Agent providing for indemnification and allowance of expenses as provided for in this Article VIII.

       Section 5.   Determination of Right to Indemnification.  Except for court
       ----------   ------------------------------------------

     ordered indemnification of Directors and Officers provided for in Sections 180.046(5) and 180.051 of the Wisconsin Statutes, the right of a Director, Officer, Employee or Agent to indemnification under these bylaws shall be determined by one of the three methods set forth below. The determination of which method will be used shall be by a majority vote of the Board of Directors.

       (a) By majority vote of a quorum of the Board of Directors consisting of Directors not at the time parties to the same related proceedings. If a quorum of disinterested Directors cannot be obtained, by majority vote of a committee duly appointed by the Board of Directors and consisting solely of 2 or more directors not at the time parties to the same or related proceedings. Directors who are parties to the same or related proceedings may participate in the designation of members of the committee.

       (b) By independent legal counsel selected by a quorum of the Board of Directors or its committee in the manner prescribed in Section 5, sub. (a) of this bylaw or, if unable to obtain such a quorum or committee, by a majority vote of the full Board of Directors, including Directors who are parties to the same or related proceedings.

       (c) By a panel of 3 arbitrators consisting of one arbitrator selected by those Directors entitled under Section 5, sub. (b) of this bylaw to select independent legal counsel, one arbitrator selected by person seeking indemnification and one arbitrator selected by the 2 arbitrators previously selected.

       Section 6.   Insurance.  The corporation may purchase and maintain
       ----------   ----------

     insurance on behalf of an individual who is a Director, Officer, Employee or Agent of the corporation against liability asserted against and incurred by the individual in his or her capacity as an Employee, Agent, Director or Officer, or arising from his or her status as an Employee, Agent, director or Officer, regardless of whether the corporation is required or authorized to indemnify or allow expenses to the individual against the same liability under these bylaws or applicable Wisconsin Statutes.

       Section 7.   Miscellaneous.
       ----------   --------------


       (a) The Board of Directors, by resolution, may authorize rights to indemnification and payment of expenses for Directors, Officers, Employees and Agents, which are in addition to those provided for in Sections 2 and 4 of this bylaw, provided that such authorization is determined by independent legal counsel to be permissible under Section 180.049 of the Wisconsin Statutes.

       (b) It is acknowledged that a Director or Officer of the corporation has the right under Sections 180.046(5) and 180.051 of the Wisconsin Statutes to apply to a court of competent jurisdiction for a judicial determination of the right of a Director or Officer to be indemnified by the corporation.




                                      EXHIBIT 5
                            INVESTMENT ADVISORY AGREEMENT





                         INVESTMENT ADVISORY AGREEMENT


      AGREEMENT made this  27th  day of December, 1995, between Madison
                          ------

Opportunity Fund, Inc., a Wisconsin corporation (the "Fund"), and Madison Investment Advisors, Inc., a Wisconsin corporation (the "Adviser"):

      1. The Fund hereby employs the Adviser to manage the investment and reinvestment of the assets of the Fund as set forth in this Agreement. The Adviser hereby agrees to render the services and to assume obligations herein set forth. The Adviser is engaged in the business of rendering investment supervisory services and is so registered under the Investment Advisors Act of 1940. The Adviser shall continuously provide such complete investment advisory, statistical research facilities as the Fund may require.
      2. Discretionary Authority. Adviser is to have full and complete authority and discretion as to all investment decisions. Adviser shall have full authority to purchase, sell, exchange, transfer or otherwise trade in common stocks, preferred stocks, bonds, money market instruments and such other securities it may select, all within the investment restrictions set forth in the Fund's By-Laws or limited by other actions of the Fund's Board of Directors. Adviser may select securities brokerage firms to effect such transactions and may establish and maintain an account with such firms for these purposes. It is understood that the nature of transactions, portfolio holdings, timing and strategy employed for the Fund may differ from those actions taken or strategies employed for other clients of Adviser. Adviser is authorized to give instructions relating to the settlement of transactions, exchange or delivery of securities for the account to the Fund's custodian. Adviser shall not be responsible for any loss incurred which results from the act or omission of any broker, custodian or depository. Adviser may rely upon information supplied to it by the Fund, the attorney or accountant representing the Fund, or the Fund's custodian, and shall be under no duty or responsibility to verify this information.
      3. The Adviser shall be deemed to be an independent contractor and shall, unless otherwise expressly authorized, have no authority to represent the Fund or otherwise be deemed an agent of the Fund. However, one or more shareholders, officers, directors or employees of the Adviser may serve as directors and/or officers of the Fund, but without compensation or reimbursement of expenses for such services from the Fund. Nothing contained herein shall be deemed to require the Fund to take any action contrary to its Articles of Incorporation or any applicable statute or regulation, or to relieve or deprive the Board of Directors of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.
      4. The Adviser, at its own expense and without reimbursement from the Fund, shall furnish office facilities, and executive officers and overhead expenses for managing the assets of the Fund. The Adviser shall not bear expenses incurred in complying with laws regulating the issue or sale of the Fund's securities. However, fees paid for attendance at meetings of the Fund's Board of Directors to Directors of the Fund who are not interested persons of the Adviser or the Fund, as defined in the Investment Company Act of 1940, as amended, or officers or employees of the Fund, shall be borne by the Fund. The Fund shall bear all other expenses of its operations, and shall reimburse the Adviser for such other expenses initially incurred by it, provided that the total expenses borne by the Fund, including the Adviser's fee but excluding all Federal, State and local taxes, and interest charges shall not in any year exceed 2% of the Fund's average net assets, for such year as determined by appraisals made as of the close of each business day of the year. The expenses of the Fund's operation borne by the Fund include, but are not limited to, the costs of preparing and printing its registration statements required under the Securities Act of 1933 and the Investment Company Act of 1940 (and amendments thereto), the expenses of registering its shares with the Securities and Exchange Commission and in the various states, the cost of prospectuses, the cost of stock certificates, reports to shareholders, interest charges, taxes, legal expenses, non-interested Directors' fees, salaries of administrative and clerical personnel, auditing and accounting services, fees and expenses of the Custodian of the Fund's assets, printing and mailing expenses, postage, charges and expenses of dividend disbursing agents, registrars and stock transfer agents and cost of keeping all necessary shareholder records and accounts.
      The Fund shall monitor its expense ratio on a regular basis. At such times as it appears that the expenses of the Fund will exceed the expense limitation established herein, the Fund shall create an account receivable from the Adviser for the amount of such excess. The Adviser is deemed indebted to the Fund as of the last day of the Fund's fiscal year and shall pay to the Fund the amount shown on such account receivable no later than the last day of the first month following the end of the Fund's fiscal year.
      5. For the services to be rendered and the charges and expenses to be assumed by the Adviser hereunder, the Fund shall pay to the Adviser a quarterly fee, computed daily on the total net asset value of the Fund. On an annual basis, the fee shall be .75 of one percent (.75%) of the total net assets of the Fund beginning July 1, 1996. No investment advisory fees will be charged prior to that time.
      6. The Adviser shall not take, and shall not permit any of its shareholders, officers, directors or employees to take long or short positions in the shares of the Fund, except for the purchase of shares of the Fund for investment purposes at the same price as that available to the public at the time of purchase, or in connection with the original capitalization of the Fund. In connection with purchases or sales of portfolio securities for the account of the Fund neither the Adviser nor any officer, director or employee of the Adviser shall act as a principal or receive any commission therefor.
      7. The services of the Adviser to the Fund hereunder are not to be deemed exclusive and the Adviser shall be free to furnish similar services to others so long as the services hereunder are not impaired thereby.
      8. This Agreement may not be amended without the approval of the Board of Directors of the Fund in the manner required by the Investment Company Act of 1940, and by the vote of a majority of the outstanding voting securities of the Fund, as defined in the Investment Company Act of 1940.
      9. This Agreement may be terminated at any time, without the payment of any penalty, by the vote of a majority of the Board of Directors of the Fund or by the vote of a majority of the outstanding voting securities of the Fund, as defined in the Investment Company Act of 1940, upon giving sixty (60) days written notice to the Adviser. This Agreement may be terminated by the Adviser at any time upon the giving of sixty (60) days written notice to the Fund. This Agreement shall terminate automatically in the event of its assignment (as defined in the Investment Company Act of 1940). Until terminated, this Agreement shall continue in effect so long as such continuance is specifically approved annually by (i) the vote of a majority of the Board of Directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund, as defined in the Investment Company Act of 1940, and (ii) by vote of a majority of those Directors of the Fund that are not interested persons of the Fund cast in person at a meeting called for that purpose. This Agreement shall be submitted for approval by a vote of a majority of the shareholders within 180 days of the date of effective registration of the Fund with the Securities and Exchange Commission.

                                    MADISON OPPORTUNITY FUND, INC.
Attest:

                                       By:
 =======================                  ------------------------
                Director               MADISON INVESTMENT ADVISORS, INC.


                                       By:
 -----------------------                  ------------------------
               Vice President                           President

                                      EXHIBIT 8

                                 CUSTODIAN AGREEMENT




                              CUSTODIAN AGREEMENT


     THIS AGREEMENT made on   December 27         , 1995, between Madison
                            ----------------------

Opportunity Fund, Inc., a Wisconsin Corporation (hereinafter called the (`Fund''), and FIRSTAR TRUST COMPANY, a corporation organized under the laws of the State of Wisconsin (hereinafter called `Custodian''),

     WHEREAS, the Fund desires that its securities and cash shall be hereafter held and administered by Custodian pursuant to the terms of this Agreement;

     NOW, THEREFORE, in consideration of the mutual agreements herein made, the Fund and Custodian agree as follows:

1.   DEFINITIONS

     The word `securities'' as used herein includes stocks, shares, bonds, debentures, notes, mortgages or other obligations, and any certificates, receipts, warrants or other instruments representing rights to receive, purchase or subscribe for the same, or evidencing or representing any other rights or interests therein, or in any property or assets.

     The words `officers' certificate'' shall mean a request or direction or certification in writing signed in the name of the Fund by any two of the President, a Vice President, the Secretary and the Treasurer of the Fund, or any other persons duly authorized to sign by the Board of Directors.

     The word `Board'' shall mean Board of Directors of Madison Opportunity Fund, Inc.

2.   NAMES, TITLES AND SIGNATURES OF THE FUND'S OFFICERS

     An officer of the Fund will certify to Custodian the names and signatures of those persons authorized to sign the officers' certificates described in
Section 1 hereof, and the names of the members of the Board of Directors, together with any changes which may occur from time to time.

3.   RECEIPT AND DISBURSEMENT OF MONEY

     A. Custodian shall open and maintain a separate account or accounts in the name of the Fund, subject only to draft or order by Custodian acting pursuant to the terms of this Agreement. Custodian shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Fund. Custodian shall make payments of cash to, or for the account of, the Fund from such cash only:

     (a) For the purchase of securities for the portfolio of the Fund upon the delivery of such securities to Custodian, registered in the name of the Fund or of the nominee of Custodian referred to in Section 7 or in proper form for transfer;

     (b) for the purchase or redemption of shares of the common stock of the Fund upon delivery thereof to Custodian, or upon proper instructions from the Madison Opportunity Fund, Inc.;

     (c) for the payment of interest, dividends, taxes, investment adviser's fees or operating expenses (including, without limitation thereto, fees for legal, accounting, auditing and custodian services and expenses for printing and postage);

     (d) for payments in connection with the conversion, exchange or surrender of securities owned or subscribed to by the Fund held by or to be delivered to Custodian; or

     (e) for other proper corporate purposes certified by resolution of the Board of Directors of the Fund.

     Before making any such payment, Custodian shall receive (and may rely upon) an officers' certificate requesting such payment and stating that it is for a purpose permitted under the terms of items (a), (b), (c), or (d) of this Subsection A, and also, in respect of item (e), upon receipt of an officers' certificate specifying the amount of such payment, setting forth the purpose for which such payment is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom such payment is to be made, provided, however, that an officers' certificate need not precede the disbursement of cash for the purpose of purchasing a money market instrument, or any other security with same or next-day settlement, if the President, a Vice President, the Secretary or the Treasurer of the Fund issues appropriate oral or facsimile instructions to Custodian and an appropriate officers' certificate is received by Custodian within two business days thereafter.

     B. Custodian is hereby authorized to endorse and collect all checks, drafts or other orders for the payment of money received by Custodian for the account of the Fund.

     C. Custodian shall, upon receipt of proper instructions, make federal funds available to the Fund as of specified times agreed upon from time to time by the Fund and the custodian in the amount of checks received in payment for shares of the Fund which are deposited into the Fund's account.
4.   SEGREGATED ACCOUNTS

     Upon receipt of proper instructions, the Custodian shall establish and maintain a segregated account(s) for and on behalf of the portfolio, into which account(s) may be transferred cash and/or securities.

5.   TRANSFER, EXCHANGE, REDELIVERY, ETC. OF SECURITIES

     Custodian shall have sole power to release or deliver any securities of the Fund held by it pursuant to this Agreement. Custodian agrees to transfer, exchange or deliver securities held by it hereunder only:

     (a) for sales of such securities for the account of the Fund upon receipt by
     Custodian of payment therefore;

     (b) when such securities are called, redeemed or retired or otherwise become payable;

     (c) for examination by any broker selling any such securities in accordance with
     `street delivery'' custom;

     (d) in exchange for, or upon conversion into, other securities alone or other securities and cash whether pursuant to any plan or merger, consolidation, reorganization, recapitalization or readjustment, or otherwise;

     (e) upon conversion of such securities pursuant to their terms into other securities;
     (f) upon exercise of subscription, purchase or other similar rights represented by such securities;

     (g) for the purpose of exchanging interim receipts or temporary securities for definitive securities;

     (h) for the purpose of redeeming in kind shares of common stock of the Fund upon delivery thereof to Custodian; or

     (i)  for the proper corporate purposes.

     As to any deliveries made by Custodian pursuant to items (a), (b), (d),
(e), (f), and (g), securities or cash receivable in exchange therefore shall be deliverable to Custodian.

     Before making any such transfer, exchange or deliver, Custodian shall receive (and may rely upon) an officers' certificate requesting such transfer, exchange or delivery, and stating that it is for a purpose permitted under the terms of items (a), (b), (c), (d), (e), (f), (g), or (h) of this section 5 and also, in respect of item (i), upon receipt of an officers' certificate specifying the securities to be delivered, setting forth the purpose of which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such securities shall be made, provided, however, that an officers' certificate need not precede any such transfer, exchange or delivery of a money market instrument, or any other security with same or next-day settlement, if the President, a Vice President, the Secretary or the Treasurer of the Fund issues appropriate oral or facsimile instructions to Custodian and an appropriate officers' certificate is received by Custodian within two business days thereafter.

6.   CUSTODIAN'S ACTS WITHOUT INSTRUCTIONS
     Unless and until Custodian receives an officers' certificate to the contrary, Custodian shall: (a) present for payment all coupons and other income items held by it for the account of the Fund, which call for payment upon presentation and hold the cash received by it upon such payment for the account of the Fund; (b) collect interest and cash dividends received, with notice to the Fund, for the account of the Fund; (c) hold for the account of the Fund hereunder all stock dividends, rights and similar securities issued with respect to any securities held by it hereunder; and (d) execute, as agent on behalf of the Fund, all necessary ownership certificates required by the Internal Revenue Code or the Income Tax Regulations of the United States Treasury Department or under the laws of any state now or hereafter in effect, inserting the Fund's name on such certificates as the owner of the securities covered thereby, to the extent it may lawfully do so.

7.   REGISTRATION OF SECURITIES

     Except as otherwise directed by an officers' certificate, Custodian shall register all securities, except such as are in bearer form, in the name of a registered nominee of Custodian as defined in the Internal Revenue Code and any Regulations of the Treasury Department issued hereunder or in any provision of any subsequent federal tax law exempting such transaction from liability for stock transfer taxes, and shall execute and deliver all such certificates in connection therewith as may be required by such laws or regulations or under the laws of any state. Custodian shall use its best efforts to the end that the specific securities held by it hereunder shall be at all times identifiable in its records.

     The Fund shall from time to time furnish to Custodian appropriate instruments to enable Custodian to hold or deliver in proper form for transfer, or to register in the name of its registered nominee, any securities which it may hold for the account of the Fund and which may from time to time be registered in the name of the Fund.
8.    VOTING AND OTHER ACTION

          Neither Custodian nor any nominee of Custodian shall vote any of the securities held hereunder by or for the account of the Fund, except in accordance with the instructions contained in an officer's certificate. Custodian shall deliver, or cause to be executed and delivered, to the Corporation all notices, proxies and proxy soliciting materials with relation to such securities, such proxies to be executed by the registered holder of such securities (if registered otherwise than in the name of the Fund), but without indicating the manner in which such proxies are to be voted.

9.   TRANSFER TAX AND OTHER DISBURSEMENTS

          The Fund shall pay or reimburse Custodian from time to time for any transfer taxes payable upon transfers of securities made hereunder, and for all other necessary and proper disbursements and expenses made or incurred by Custodian in the performance of this Agreement.

          Custodian shall execute and deliver such certificates in connection with securities delivered to it or by it under this Agreement as may be required under the provisions of the Internal Revenue Code and any Regulations of the Treasury Department issued thereunder, or under the laws of any state, to exempt from taxation any exemptable transfers and/or deliveries of any such securities.

10.  CONCERNING CUSTODIAN

          Custodian shall be paid as compensation for its services pursuant to this Agreement such compensation as may from time to time be agreed upon in writing between the two parties. Until modified in writing, such compensation shall be as set forth in Exhibit A attached hereto.

          Custodian shall not be liable for any action taken in good faith upon any certificate herein described or certified copy of any resolution of the Board, and may rely on the genuiness of any such document which it may in good faith believe to have been validly executed.

          The Fund agrees to indemnify and hold harmless Custodian and its nominee from all taxes, charges, expenses, assessments, claims and liabilities (including counsel fees) incurred or assessed against it or by its nominee in connection with the performance of this Agreement, except such as may arise from its or its nominee's own negligent action, negligent failure to act or willful misconduct. Custodian is authorized to charge any account of the Fund for such items.

In the event of any advance of cash for any purpose made by Custodian resulting from orders or instructions of the Fund, or in the event that Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee's own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the Fund shall be security therefore.

Custodian agrees to indemnify and hold harmless Fund from all charges, expenses, assessments, and claims/liabilities (including counsel fees) incurred or assessed against it in connection with the performance of this agreement, except such as may arise from the Fund's own negligent action, negligent failure to act, or willful misconduct.

11.  SUBCUSTODIANS

          Custodian is hereby authorized to engage another bank or trust company as a Subcustodian for all or any part of the Fund's assets, so long as any such bank or trust company is a bank or trust company organized under the laws of any state of the United States, having an aggregate capital, surplus and undivided profit, as shown by its last published report, of not less than Two Million Dollars ($2,000,000) and provided further that, if the Custodian utilizes the services of a Subcustodian, the Custodian shall remain fully liable and responsible for any losses caused to the Fund by the Subcustodian as fully as if the Custodian was directly responsible for any such losses under the terms of the Custodian Agreement.

          Notwithstanding anything contained herein, if the Fund requires the Custodian to engage specific Subcustodians for the safekeeping and/or clearing of assets, the Fund agrees to indemnify and hold harmless Custodian from all claims, expenses and liabilities incurred or assessed against it in connection with the use of such Subcustodian in regard to the Funds' assets, except as may arise from its own negligent action, negligent failure to act or willful misconduct.

12.  REPORTS BY CUSTODIAN

          Custodian shall furnish the Fund periodically as agreed upon with a statement summarizing all transactions and entries for the account of Fund. Custodian shall furnish to the Fund, at the end of every month, a list of the portfolio securities showing the aggregate cost of each issue. The books and records of Custodian pertaining to its actions under this Agreement shall be open to inspection and audit at reasonable times by officers of, and of auditors employed by, the Fund.

13.  TERMINATING OR ASSIGNMENT

          This agreement may be terminated by the Fund, or by Custodian, on ninety (90) days notice, given in writing and sent by registered mail to Custodian at P.O. Box 2054, Milwaukee, Wisconsin 53201, or to the Fund at 6411 Mineral Point Road, Madison, Wisconsin 53705, as the case may be. Upon any termination of this Agreement, pending appointment of a successor to Custodian or a vote of the shareholders of the Fund to dissolve or to function without a custodian of its cash, securities and other property, Custodian shall not deliver cash, securities or other property of the Fund to the Fund, but may deliver them to a bank or trust company of its own selection, having an aggregate capital, surplus and undivided profits, as shown by its last published report of not less than Two Million Dollars ($2,000,000) as a Custodian for the Fund to be held under terms similar to those of this Agreement, provided, however, that Custodian shall not be required to make any such delivery or payment until full payment shall have been made by the Fund of all liabilities constituting a charge on or against the properties then held by Custodian or on or against Custodian, and until full payment shall have been made to Custodian of all its fees, compensation, costs and expenses, subject to the provisions of Section 10 of this Agreement.

          This Agreement may not be assigned by Custodian without the consent of the Fund, authorized or approved by a resolution of its Board of Directors.

14.  DEPOSITS OF SECURITIES IN SECURITIES DEPOSITORIES

          No provision of this Agreement shall be deemed to prevent the use by Custodian of a central securities clearing agency or securities depository, provided, however, that Custodian and the central securities clearing agency or securities depository meet all applicable federal and state laws and regulations, and the Board of Directors of the Fund approves by resolution the use of such central securities clearing agency or securities depository.

15.       RECORDS

          To the extent that Custodian in any capacity prepares or maintains any records required to be maintained and preserved by the Fund pursuant to the provisions of the Investment Company Act of 1940, as amended, or the rules and regulations promulgated thereunder, Custodian agrees to make any such records available to the Fund upon request and to preserve such records for the periods prescribed in Rule 31a-2 under the Investment Company Act of 1940, as amended.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and their respective corporate seals to be affixed hereto as of the date first above-written by their respective officers thereunto duly authorized.

          Executed in several counterparts, each of which is an original.

Attest:                                 FIRSTAR TRUST COMPANY


                                   By
--------------------                 -----------------------
Assistant Secretary                          Vice President

Attest:                                 Madison Opportunity Fund, Inc.

                                   By
--------------------                 -----------------------






                                      EXHIBIT 9

                     TRANSFER/DIVIDEND DISBURSING AGENT AGREEMENT




                             TRANSFER AGENT AGREEMENT


     THIS AGREEMENT is made and entered into on this 27th day of December, 1995, by and between Madison Opportunity Fund, Inc. (hereinafter referred to as the `Fund'') and Firstar Trust Company, a corporation organized under the laws of the State of Wisconsin (hereinafter referred to as the `Agent'').

     WHEREAS, the Fund is an open-ended management investment company which is registered under the Investment Company Act of 1940; and

     WHEREAS, the Agent is a trust company and, among other things, is in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers;

     NOW, THEREFORE, the Fund and the Agent do mutually promise and agree as follows:

1.   TERMS OF APPOINTMENT; DUTIES OF THE AGENT

     Subject to the terms and conditions set forth in this Agreement, the Fund hereby employs and appoints the Agent to act as transfer agent and dividend disbursing agent.

     The Agent shall perform all of the customary services of a transfer agent and dividend disbursing agent, and as relevant, agent in connection with accumulation, open account or similar plans (including without limitation any periodic investment plan or periodic withdrawal program), including but not limited to:

     A. Process purchase orders and issue the appropriate number of certificated or uncertificated shares with such uncertificated shares being held in the appropriate shareholder account;

     B. Process transfers of shares in accordance with the shareowner's instructions;
     C.   Process exchanges between funds within the same family of funds;

     D. Issue and/or cancel certificates as instructed; replace lost, stolen or destroyed certificates upon receipt of satisfactory indemnification or surety bond;

     E. Prepare and transmit payments for dividends and distributions declared by the Fund;

     F. Make changes to shareholder records, including, but not limited to, address changes in plans (i.e., systematic withdrawal, automatic investment, dividend reinvestment, etc.);

     G. Record the issuance of shares of the Fund and maintain, pursuant to Section Rule 17ad-10(e), a record of the total number of shares of the Fund which are authorized, issued and outstanding;

     H. Prepare shareholder meeting lists and, if applicable, mail, receive and tabulate proxies;

     I.   Mail shareholder reports and prospectuses to current shareholders;

     J. Prepare and file U.S. Treasury Department forms 1099 and other appropriate information returns required with respect to dividends and distributions for all shareholders;

     K. Provide shareholder account information upon request and prepare and mail confirmations and statements of account to shareholders for all purchases, redemptions and other confirmable transactions as agreed upon with the Fund; and

     L. Provide a Blue Sky System which will enable the Fund to monitor the total number of shares sold in each state. In addition, the Fund shall identify the Agent in writing those transactions and assets to be treated as exempt from the Blue Sky reporting to the fund for each state. The responsibility of the Agent for the Fund's Blue Sky state registration status is solely limited to the initial compliance by the Fund and the reporting of such transactions to the Fund.

2.   COMPENSATION

     The Fund agrees to pay the Agent for performance of the duties listed in this Agreement; the fees and out-of-pocket expenses include, but are not limited to the following: printing, postage, forms, stationery, record retention, mailing, insertion, programming, labels, shareholder lists and proxy expenses.

     These fees and reimbursable expenses may be changed from time to time subject to mutual written agreement between the Fund and the Agent.

     The Fund agrees to pay all fees and reimbursable expenses within ten (10) business days following the mailing of the billing notice.

3.   REPRESENTATIONS OF AGENT

     The Agent represents and warrants to the Fund that:

     A. It is a trust company duly organized, existing and in good standing under the laws of Wisconsin;

     B. It is a registered transfer agent under the Securities Exchange Act of 1934 as amended.

     C. It is duly qualified to carry on its business in the state of Wisconsin;

     D. It is empowered under applicable laws and by its charter and bylaws to enter into and perform this Agreement;

     E. All requisite corporate proceedings have been taken to authorize it to enter and perform this Agreement; and

     F. It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

     G. It will comply with all applicable requirements of the Securities and Exchange Acts of 1933 and 1934, as amended, the Investment Company Act of 1940, as amended, and any laws, rules and regulations of governmental authorities having jurisdiction.

4.   REPRESENTATIONS OF THE FUND

     The Fund represents and warrants to the Agent that:

     A. The Fund is an open-ended diversified investment company under the Investment Company Act of 1940;

     B. The Fund is a corporation or business trust organized, existing, and in good standing under the laws of Wisconsin;

     C. The Fund is empowered under applicable laws and by its Corporate Charter and bylaws to enter into and perform this Agreement;

     D. All necessary proceedings required by the Corporate Charter have been taken to authorize it to enter into and perform this Agreement;

     E. The Fund will comply with all applicable requirements of the Securities and Exchange Acts of 1933 and 1934, as amended, the Investment Company Act of 1940, as amended, and any laws, rules and regulations of governmental authorities having jurisdiction; and

     F. A registration statement under the Securities Act of 1933 is currently effective and will remain effective, and appropriate state securities law filings have been made and will continue to be made, with respect to all shares of the Fund being offered for sale.

5.   COVENANTS OF FUND AND AGENT

     The Fund shall furnish the Agent a certified copy of the resolution of the Board of Directors of the Fund authorizing the appointment of the Agent and the execution of this Agreement. The fund shall provide to the Agent a copy of the Corporate Charter, bylaws of the Corporation, and all amendments.

     The Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and the rules thereunder, the Agent agrees that all such records prepared or maintained by the Agent relating to the services to be performed by the Agent hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with such section and rules and will be surrendered to the Fund on and in accordance with its request.

6.   INDEMNIFICATION; REMEDIES UPON BREACH

     The Agent shall exercise reasonable care in the performance of its duties under this Agreement. The Agent shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which this Agreement relates, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond the Agent's control, except a loss resulting from the Agent's refusal or failure to comply with the terms of this Agreement or from bad faith, negligence, or willful misconduct on its part in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, the Fund shall indemnify and hold harmless the Agent from and against any and all claims, demands, losses, expenses, and liabilities (whether with or without basis in fact or law) of any and every nature (including reasonable attorneys' fees) which the Agent may sustain or incur or which may be asserted against the Agent by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to the Agent by any duly authorized officer of the Fund, such duly authorized officer to be included in a list of authorized officers furnished to the Agent and as amended from time to time in writing by resolution of the Board of Directors of the Fund.

     Further, the Fund will indemnify and hold the Agent harmless against any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action, or suit as a result of the negligence of the Fund or the principal underwriter (unless contributed to by the Agent's breach of this Agreement or other Agreements between the Fund and the Agent, or the Agent's own negligence or bad faith); or as a result of the Agent acting upon telephone instructions relating to the exchange or redemption of shares received by the Agent and reasonably believed by the Agent under a standard of care customarily used in the industry to have originated from the record owner of the subject shares; or as a result of acting in reliance upon any genuine instrument or stock certificate signed, countersigned, or executed by any person or persons authorized to sign, countersign, or execute the same.

     In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, the Agent shall take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond the Agent's control. The Agent will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of the Agent. The Agent agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Fund shall be entitled to inspect the Agent's premises and operating capabilities at any time during regular business hours of the Agent, upon reasonable notice to the Agent.

     Regardless of the above, the Agent reserves the right to reprocess and correct administrative errors at its own expense.

     In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the Fund may be asked to indemnify or hold the Agent harmless, the Fund shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the Agent will use all reasonable care to notify the Fund promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the Fund. The Fund shall have the option to defend the Agent against any claim which may be the subject of this indemnification. In the event that the Fund so elects, it will so notify the Agent and thereupon the Fund shall take over complete defense of the claim, and the Agent shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The Agent shall in no case confess any claim or make any compromise in any case in which the Fund will be asked to indemnify the Agent except with the Fund's prior written consent.

     The Agent shall indemnify and hold the Fund harmless from and against any and all claims, demands, losses, expenses, and liabilities (whether with or without basis in fact or law) of any and every nature (including reasonable attorneys' fees) which may be asserted against the Fund by any person arising out of any action taken or omitted to be taken by the Agent as a result of the Agent's refusal or failure to comply with the terms of this Agreement, its bad faith, negligence, or willful misconduct.

7.   CONFIDENTIALITY

     The Agent agrees on behalf of itself and its employees to treat confidentially all records and other information relative to the Fund and its/ their shareholders and shall not be disclosed to any other party, except after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where the Agent may be exposed to civil or criminal contempt proceedings for failure to comply after being requested to divulge such information by duly constituted authorities.

8.   RECORDS

     The Agent shall keep records relating to the services to be performed hereunder, in the form and manner, and for such period as it may deem advisable and is agreeable to the Fund but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of The Investment Company Act of 1940 as amended (the `Investment Company Act''), and the rules thereunder. The Agent agrees that all such records prepared or maintained by The Agent relating to the services to be performed by The Agent hereunder are the property of the Fund and will be preserved, maintained, and made available with such section and rules of the Investment Company Act and will be promptly surrendered to the Fund on and in accordance with its request.

9.   WISCONSIN LAW TO APPLY

     This agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the state of Wisconsin.
10.  AMENDMENT, ASSIGNMENT, TERMINATION AND NOTICE

     A. This Agreement may be amended by the mutual written consent of the parties.

     B. This Agreement may be terminated upon ninety (90) day's written notice given by one party to the other.

     C. This Agreement and any right or obligation hereunder may not be assigned by either party without the signed, written consent of the other party.

     D. Any notice required to be given by the parties to each other under the terms of this Agreement shall be in writing, addressed and delivered, or mailed to the principal place of business of the other party. If to the agent, such notice should to be sent toMichael McVoy. If to the Fund, such notice should be sent to Jay R. Sekelsky.

     E. In the event that the Fund gives to the Agent its written intention to terminate and appoint a successor transfer agent, the Agent agrees to cooperate in the transfer of its duties and responsibilities to the successor, including any and all relevant books, records and other data established or maintained by the Agent under this Agreement.

     F. Should the Fund exercise its right to terminate, all out-of-pocket expenses associates with the movement of records and material will be paid by the Fund.


Madison Opportunity Fund, Inc.               Firstar Trust Company


By:                                     By:
   --------------------------------        -----------------------------


Attests:                                Attest:
        -----------------------------          ---------------------------
                                                  Assistant Secretary



                                    EXHIBIT 10

                          OPINION AND CONSENT OF COUNSEL



                      DEWITT ROSS & STEVENS, S.C. LAW FIRM
                            Firstar Financial Centre
                        8000 Excelsior Drive, Suite 401
                            Madison, WI  53717-1914
                               TEL (608) 831-2100
                               FAX (608) 831-2106
                           Direct Line (608) 828-0781


December 27, 1995

Madison Opportunity Fund, Inc.
6411 Mineral Point Road
Madison, WI  53705

Gentlemen:

This opinion relates to 500,000 shares of Common Stock, par value $.01 per share, of Madison Opportunity Fund, Inc. (the `Fund'') which are being registered, initially, only under the Investment Company Act of 1940 and pursuant to a Registration Statement of the Fund on Form N-1A. It is our understanding, based upon a December 21, 1995 letter from Jay R. Sekelsky, Vice President of Madison Investment Advisors, Inc. (the `Advisor''), that registration under the Securities Act of 1933 will occur at a later date. Until such date, only the Advisor and its officers are eligible investors.

We have examined the Articles of Incorporation and the Bylaws of the Fund, each as amended to date, the Registration Statement and such other records and documents as we deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that when and as said 500,000 shares of Common Stock are sold by the Fund pursuant to the Prospectus contained in the Registration Statement, and any amendments thereto, and when said 500,000 shares of Common Stock have been issued and paid for in accordance with such Prospectus (provided that the price paid for said shares of Common Stock is at least equal to the par value thereof) such 500,000 shares of Common Stock will have been validly issued, fully paid and nonassessable.

The foregoing assumes that all steps necessary to comply with the registration requirements of the Investment Company Act of 1940 and the Securities Act of 1933 and with applicable requirements of state laws regulating the sale of securities will have been duly taken.

We understand that this opinion is to be used in connection with said Registration Statement and we consent to the filing of this opinion with said Registration Statement and to reference this firm in said Prospectus. This opinion is to be in force only so long as the Registration Statement is in effect.

Sincerely,

DeWitt Ross & Stevens, S.C.
XXXX XXXXXX

John Rashke

JR:pje



                                   EXHIBIT 11

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT






                       CONSENT OF INDEPENDENT ACCOUNTANTS



As independent public accountants, we hereby consent to the use of our report dated

December 27, 1995, and to all references to our firm included in or made a part of the

Registration Statement on Form N-1A.



WILLIAMS, YOUNG & ASSOCIATES, LLC

Madison, Wisconsin



                                    EXHIBIT 13

                        SUBSCRIPTION OR PURCHASE AGREEMENT





                         MADISON OPPORTUNITY FUND, INC.



                             SUBSCRIPTION AGREEMENT


     The undersigned (the `Subscribers'') hereby deposit certain funds with Madison Opportunity Fund, Inc. (the `Fund'') for the purpose of subscribing to purchase shares of the Fund at $20.00 per share, or its initial net asset value per share if different. The Subscribers will not withdraw these monies during the time prior to the initial public offering of the Fund's shares, understanding that the total of these subscriptions must exceed $100,000 for the Fund to complete its registration under the Investment Company Act of 1940. The Fund agrees to invest these monies in short-term money market instruments until the date of the initial private offering of its shares, then pay all interest earnings on such monies, on a pro-rata basis, to the Subscribers. The original purchase principal amounts of subscriptions will then purchase shares of the Fund at its initial net asset value per share. The Subscribers agree that, after the date of the initial public offering, their purchase of shares shall be made for long-term investment purposes only and not with a view to short-term trading or near term profit. The following schedule represents the initial Subscribers, the amount of each respective subscription, and the presumed number of shares to be purchased:


                                   Amount of                     Number of
Name of Subscriber                 Subscription                  Shares
------------------                 ------------                  ------


Madison Investment Advisors, Inc.  $   200,000                     10,000

Frank E. Burgess                   $   100,000                      5,000

John F. McClure                    $    50,000                      2,500

Michael J. Schlageter              $    50,000                      2,500
                                   -----------                   --------


                                   $   400,000                     20,000





Madison Opportunity Fund, Inc.
Subscription Agreement
cont.




          Dated this 22st day of December, 1995.

                    SUBSCRIBERS:



                    Michael J. Schlageter



                    John F. McClure



                    Frank E. Burgess



                    MADISON INVESTMENT ADVISORS, INC.



                    By:
                       ----------------------
                    John F. McClure, Principal


                    MADISON OPPORTUNITY FUND, INC.
                    (The `Fund'')
                    By:
                       ----------------------
                    Katherine L. Frank, Vice President